UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2004
Commission File Number: 1-14418

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Certain Defined Terms and Conventions Used in This Report
Special Note Regarding Forward-Looking Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Selected Financial Data
Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003
Liquidity and Capital Resources
Contractual Obligations and Commitments
Inflation
U.S. GAAP Reconciliation
Consolidated Financial Statements
Report of Independent Register Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2003 and June 30, 2004
Consolidated Statements of Income for the Six Months Ended June 30, 2003 and 2004
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2003 and 2004
Notes to Consolidated Financial Statements
Exhibits
Exhibit 1
Awareless Letter by Deloitte & Touche LLC regarding unaudited interim financial information
EX-1 CONSENT OF DELOITTE & TOUCHE LLC

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS REPORT

     All references to “Korea” contained in this report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to “we”, “us”, “our” or the “Company” shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries. References to “SK Telecom” shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. All references to “U.S.” shall mean the United States of America.

     All references to “KHz” contained in this report shall mean kilohertz, a unit of frequency denoting one thousand cycles per second, used to measure band and bandwidth. All references to “MHz” shall mean megahertz, a unit of frequency denoting one million cycles per second. All references to “GHz” shall mean gigahertz, a unit of frequency denoting one billion cycles per second. All references to “Kbps” shall mean one thousand binary digits, or bits, of information per second. All references to “Mbps” shall mean one million bits of information per second. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     All references to “Won” or “W” in this report are to the currency of Korea, all references to “Dollars”, “$” or “US$” are to the currency of the United States of America and all references to “Yen” or “¥” are to the currency of Japan.

     Unless otherwise indicated, all financial information in this report is presented in accordance with Korean generally accepted accounting principles (“Korean GAAP”).

     Unless otherwise indicated, translations of Won amounts into Dollars in this report were made at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Won into Dollars were made at the noon buying rate in effect on June 30, 2004, which was Won 1,156 to US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:

•	our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of CDMA 1xEV/DO technology and other technologies such as W-CDMA, which is commonly referred to as third generation, or 3G, wireless technology;

•	our plans to spend approximately Won 1.7 trillion for capital expenditures in 2004 for a range of projects, including expansion and improvement of our wireless networks, investments in our Internet-related businesses and expansion of our W-CDMA network and our expected future capital expenditures on various initiatives;

•	our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers and rules related to our status as a “market-dominating business entity” under the Fair Trade Commission of Korea’s Korean Monopoly Regulation and Fair Trade Act;

•	our expectations and estimates related to: interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; research and development expenditures; and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system;

•	the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations; and

•	our plans to pay dividends in 2004, and statements related to estimates of contractual obligations and commitments, financing activities and plans and other information more specifically detailed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange

Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2004

     You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in Korea (“Korean GAAP”), which differs in material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The section titled “U.S. GAAP Reconciliation” below and notes 28 and 29 of our notes to consolidated financial statements describe the significant differences between Korean GAAP and U.S. GAAP as they relate to us and provide a reconciliation to U.S. GAAP of our net income and shareholders’ equity. In addition, you should read carefully note 2 of our notes to consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial condition and results of operations.

Overview

     Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

     Our wireless subscriber base has been increasing rapidly in recent years, growing from approximately 10.1 million subscribers at the end of 1999 to approximately 14.5 million subscribers (including approximately 3.5 million Shinsegi subscribers), 15.2 million subscribers (including approximately 3.3 million Shinsegi subscribers), 17.2 million subscribers and 18.3 million subscribers at the end of 2000, 2001, 2002 and 2003, respectively. As of June 30, 2004, we had approximately 18.6 million subscribers, representing a market share of approximately 51.3%. As of September 30, 2004, we had approximately 18.8 million subscribers, representing a market share of approximately 52.1%.

     As a condition to the approval of the merger of Shinsegi into SK Telecom in January 2002, the Ministry of Information and Communication (MIC) imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. Wireless telecommunications service providers are not allowed to provide handsets at below retail prices to attract new subscribers, offsetting a significant portion of the cost of handsets.

     In February 2004, the MIC imposed upon us a fine of Won 21.7 billion with respect to certain incentive payments that were deemed by the MIC to constitute improper handset subsidies. We paid the fine in March 2004. In February 2004, KT Freetel and KT Corporation were also fined Won 7.5 billion and Won 4.1 billion, respectively, in respect of such incentive payments.

     On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. However, the advisory committee subsequently recommended that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007. If we are subject to additional market share limitations in the future, our ability to compete effectively will be impeded.

     On June 15, 2004, the MIC issued a suspension for violating the ban on handset subsidy that prohibits us from acquiring new subscribers for a period of 40 days beginning on August 20, 2004. The MIC also issued suspensions to our three largest competitors that prohibited them from acquiring new subscribers for periods ranging from 20 days to 30 days. KT Freetel Co. Ltd. was issued a 30 day suspension beginning on July 21, 2004; LG Telecom Ltd. was issued a 30 day suspension beginning on June 21, 2004; and Korea Telecom was issued a 20 day suspension beginning on July 21, 2004. During the suspensions, each company will be able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers.

     In 2004, the number portability system with respect to wireless telecommunications service was implemented in Korea. Previously, Korea’s wireless telecommunications system was based on a network-specific prefix system in which a unique prefix is assigned to all the phone numbers of a network operator. We were assigned the “011” prefix, and all of our subscriber’s mobile phone numbers began with “011” (former Shinsegi subscribers use the “017” prefix) and our subscribers could not change their wireless phone service to another wireless operator and keep their existing numbers. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Subscribers who switch operators to or from SK Telecom must purchase a new handset, as we use a different frequency than our competitors, KT Freetel and LG Telecom. In accordance with the regulation issued by the MIC, we were required to permit number portability first, beginning on January 1, 2004. The following number of subscribers have transferred to the service of our competitors during each month following our implementation of the number portability system:

     • Number of Subscribers Transferred to Other Operator

Month	SKT → KTF	SKT → LGT	KTF → SKT	KTF → LGT	Sum
Jan	203,853	101,414	—	—	305,267

Month	SKT → KTF	SKT → LGT	KTF → SKT	KTF → LGT	Sum
Feb	102,282	81,594	—	—	183,876
Mar	111,077	103,155	—	—	214,232
Apr	139,508	122,146	—	—	261,654
May	167,228	92,414	—	—	259,642
Jun	137,489	73,100	—	—	210,589
Jul	53,611	23,116	277,751	20,504	374,982
Aug	29,698	60,240	67,743	45,724	203,405
Sum	944,746	657,179	345,494	66,228	2,013,647

     Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel introduced number portability beginning on July 1, 2004 and LG Telecom will be required to introduce number portability beginning on January 1, 2005. Notwithstanding our implementation of number portability on January 1, 2004, our total number of wireless subscribers increased to approximately 18.6 million as of June 30, 2004 up from approximately 18.3 million as of December 31, 2003 and 17.8 million as of June 30, 2003. We believe that the increase in the number of wireless subscribers resulted in part from our service quality and marketing efforts. Adoption of number portability system could, however, result in a deterioration of our market share as a result of weakened customer loyalty, increased competition among wireless service providers and higher costs as a result of maintaining the number portability system, increased subscriber deactivations, increased churn rate and higher marketing costs. In February 2004, the MIC imposed a total fine of Won 2.0 billion on us in connection with our marketing efforts related to the number portability system, for adopting a voice recording identifying our network for incoming calls and using “reverse marketing” activities.

     In order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services, the MIC decided to integrate mobile telephone identification numbers into a common prefix identification number “010” and to gradually retract the current mobile service identification numbers which had been unique to each wireless telecommunications service provider, including “011” for our cellular services, starting from January 1, 2004. All new subscribers have been given the “010” prefix starting in January 2004. We believe that the adoption of the common prefix identification system may pose a greater risk to us as compared to the other wireless telecommunications providers because “011” has a very high brand recognition in Korea as the premium wireless telecommunications service.

     For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. Each of our competitors, however, is permitted to offer its services at rates set at its discretion without having to obtain the MIC approval. Generally, the rates we charge for our services have been declining. In September 1997 and April 2000, we implemented revised rate plans which generally offer rates lower than our previous rates. Effective June 8, 1998, we have been providing a 20% discount for calls made between our cellular customers. Effective May 1, 2001, we implemented a new charge system based on the amount of data that is transmitted to the subscribers’ handsets, with respect to subscribers using our CDMA 1xRTT network. CDMA 1xRTT is an advanced

CDMA-based technology which allows transmissions of data at speeds of up to 144 Kbps (compared to a maximum of 64 Kbps for our CDMA networks). After discussions with the MIC, effective January 1, 2003, we reduced our Standard rate plan’s monthly access fee by Won 1,000, included 10 minutes of free air time per month and reduced our peak usage charges from Won 21 to Won 20 per minute. After discussions with the MIC, in October 2003, we reduced our monthly charges for caller ID service from Won 2,000 to Won 1,000. Effective September 1, 2004, we reduced our standard rate plan’s monthly access fee by Won 1,000. As of June 30, 2004, our standard peak usage rate was approximately 11.1% higher than those charged by our competitors. We can give no assurance that these rate changes will not negatively affect our results of operations.

     Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MIC determines the basic framework for interconnection arrangements in Korea and has changed this framework several times in the past. We cannot assure you that we will not be adversely affected by future changes in the MIC’s interconnection policies. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. With respect to the interconnection arrangement for calls from fixed-line networks to wireless networks, for the years 1999 through 2001, fixed-line operators’ payments to wireless network service providers were calculated based on the actual imputed costs in 1998 of the leading wireless network service provider, which is us. For 2002, these payments were calculated based on each wireless operator’s actual imputed costs in 2001. This change reduced the interconnection revenue we received from each call made from a fixed-line network terminating on our network, adversely affecting our interconnection revenue compared to previous years. For 2003, pursuant to a new MIC policy, an operator’s interconnection fees are derived from that operator’s actual interconnection fees for 2001 and actual imputed costs for 2001. The MIC also implemented interconnection charges for calls between wireless network service providers beginning in January 2000, affecting both our revenue and our expenses. These charges were also reduced beginning in January 2002 and in January 2003. In 2004, the MIC introduced a new method of calculating interconnection payments, based on the terminator’s long-run incremental cost. The new interconnect rates are as follows:

Year	SK Telecom	KT Freetel	LG Telecom
2003	41.02	47.99	52.89
2004	31.81	47.66	58.55
2005	31.19	46.70	54.98

     The interconnection rates were adjusted based on the original cost of individual operators under Long Run Incremental Cost (LRIC) method and the competitive market situation in the telecommunication service industry of Korea. The LRIC method is designed to calculate costs of interconnection of individual telecommunication service providers within a network using certain models called “bottom-up” and “top-down.” The LRIC method was adopted by other countries such as the United States, the United Kingdom and Japan. Assuming that the factors affecting the interconnection revenues and expenses such as call volumes and call patterns are the same as those of 2003, we estimate that the new rates may have a negative impact on our operations in this year.

     Our consolidated average monthly revenue per subscriber increased by 0.74% to Won 39,281 for the six months ended June 30, 2004 compared to Won 38,992 for the six months ended June 30, 2003. These changes reflect the net effect of several offsetting trends, including:

•	Increased usage of our data services by our subscribers, which we attribute principally to the lower overall tariff levels and our introduction of an increased range of wireless data and wireless Internet services as well as other value-added services such as caller ID service and the increase in the number of our subscribers using our CDMA 1xRTT network;

•	Increased usage of our voice services by our subscribers, which we attribute principally to lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications;

•	our adoption of more stringent subscriber deactivation policies in 2000, which we believe positively affected revenue per subscriber since the policies favored deactivation of low-usage subscribers; and

•	Decreases in the rates we charge subscribers to use our wireless services.

     We cannot assure you that the increases in our average monthly revenue per subscriber experienced during the six months ended June 30, 2004 will continue or that revenue per subscriber will not decrease in future periods.

     Operating Expenses and Operating Margins. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, the cost of manufacturing handsets, advertising costs and labor costs. Our operating margin (operating income divided by operating revenue) declined from 31.8% for the first six months of 2003 to 23.2% for the first six months of 2004, primarily due to an increase in operating expenses which was only partially offset by an increase in operating revenues.

     Acquisition of Hanaro Shares. On September 2, 2003, we purchased Won 120.0 billion of Hanaro Telecom commercial paper in order to provide Hanaro Telecom with short-term liquidity while it attempted to secure a foreign investor that would invest new capital into the company. The decision to provide liquidity support to Hanaro Telecom was made to protect the value of our stake in Hanaro Telecom, as we held a 1.8% stake in Hanaro Telecom as of December 31, 2003. Following an investment in Hanaro Telecom by a consortium led by AIG and Newbridge, we disposed of the Hanaro Telecom commercial paper in December 2003. In May 2004, we purchased from Samsung Electronics Co., Ltd. 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro Telecom for Won 39.3 billion as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, our equity interest in Hanaro Telecom increased to 4.8% from 1.8% as of June 30, 2004.

Selected Financial Data

     The following table sets forth selected financial data derived from our interim consolidated financial statements as of and for the six months ended June 30, 2004. You should read the selected consolidated financial data below in conjunction with our interim consolidated financial statements included in this report.

	For the Six Months Ended June 30,
	2003		2004
	(In Billions of Won)
Consolidated income statement data
Operating Revenue	W	5,026.6	W	5,223.4
Wireless Service		4,099.9		4,339.5
Interconnection		515.7		425.4
Total Cellular Revenue		4,933.4		5,110.1
Operating Expenses		3,428.7		4,009.2
Operating Income		1,597.9		1,214.2
Other Income		154.4		115.4
Other Expenses		272.8		231.2
Income Taxes		449.6		343.0
Minority Interest in net income of consolidated subsidiaries		7.2		6.8

Net Income	W	1,022.7	W	748.6

	As of December 31, 2003		As of June 30, 2004
	(In Billions of Won)
Consolidated balance sheet data
Total Current Assets	W	4,069.5	W	4,215.8
Total Non-Current Assets		9,748.7		9,589.8
Total Assets		13,818.2		13,805.6
Total Current Liabilities		4,530.9		3,661.3
Total Long-Term Liabilities		3,193.5		3,751.8
Total Stockholders’ Equity		6,093.8		6,392.5

Six Months Ended in June 30, 2004 Compared to Six Months Ended June 30, 2003

     Consolidated Operating Revenue. Our operating revenue increased by 3.9% to Won 5,223.4 billion in the six months ended June 30, 2004 from Won 5,026.6 billion in the corresponding period in 2003. This increase was principally a result of a 3.6% increase in our cellular revenue to Won 5,110.1 billion in the six months ended June 30, 2004 up from Won 4,933.4 billion in the corresponding period in 2003, as a result of an increase in the number of our wireless subscribers and the average monthly revenue per subscriber, which was offset by a 17.5 % decrease in interconnection revenue. Our wireless services revenue increased by 5.8% to Won 4,339.5 billion in the six months ended June 30, 2004 up from Won 4,099.9 billion in the corresponding period in 2003.

     On June 15, 2004, the Minister of Information and Communication (MIC) issued a suspension that prohibits us from acquiring new subscribers for a period of 40 days beginning on August 20, 2004. The MIC also issued suspensions to our three largest competitors that prohibited them from acquiring new subscribers for periods ranging from 20 days to 30 days. KT Freetel Co. Ltd. was issued a 30 day suspension beginning on July 21, 2004; LG Telecom Ltd. was issued a 30 day suspension beginning on June 21, 2004; and Korea Telecom was issued a 20 day suspension beginning on July 21, 2004. These suspensions resulted from MIC’s determination that we violated the ban on providing subsidies to handset purchasers. During the suspensions, each company was or will be able to continue regular business activities, including replacement of handsets, changes in user names, changes in mobile phone numbers and changes in tariff plans applicable to the existing subscribers. Because of the length and timing of our suspension relative to our competitors, we believe the suspension may have negative impact on our operating revenues and results of operations.

     On an aggregate basis, interconnection revenue decreased by 17.5% to Won 425.4 billion in the six months ended June 30, 2004 down from Won 515.7 billion in the corresponding period in 2003. This decrease was due in part to the new adjusted interconnect rates announced by the MIC on July 9, 2004, which were applied retroactively.

     Our consolidated average monthly revenue per subscriber (excluding interconnection revenue) increased by 0.74% to Won 39,281 in the six months ended June 30, 2004 up from Won 38,992 in the corresponding period in 2003. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet services.

     Our consolidated average monthly revenue per subscriber from wireless Internet services sales increased by 34.7% to Won 7,296 in the six months ended June 30, 2004 up from Won 5,415 in the corresponding period in 2003. Wireless Internet services sales increased by 41.7% to Won 808.8 billion in the six months ended June 30, 2004 (representing 15.8% of our cellular revenue) up from Won 570.7 billion in the corresponding period in 2003, primarily due to the increased number of subscribers who use wireless Internet-enabled handsets.

     Our consolidated average monthly revenue per subscriber from value-added services and other sales decreased by 25.4% to Won 1,562 in the six months ended June 30, 2004 down from Won 2,094 in the corresponding period in 2003. Value-added services and other sales decreased by 21.5% to Won 173.2 billion in the six months ended June 30, 2004 down from Won 220.6 billion in the corresponding period in 2003 primarily due to a decrease in caller ID rates from Won 2,000 to Won 1,000 that took effect in October 2003.

     The following table sets forth certain revenue information about our wireless operations during the periods indicated:

	Six Months Ended June 30,
	2003 (unaudited)		2004 (unaudited)
	(In billions of Won, except percentages)
Cellular Revenue:
Wireless Services(1)	W	4,099.9	W	4,339.5
Interconnection		515.7		425.4
Digital Handset Sales		317.8		345.2

Total Cellular Revenue		4,933.4		5,110.1

Other Revenue:
International Calling Service(2)		47.1		56.8
NetsGo		7.9		34.9
Miscellaneous		38.2		21.6

Total Other Revenue		93.2		113.3

Total Operating Revenue	W	5,026.6	W	5,223.4

Cellular Revenue as a percent of Total Revenue		98.1%		97.8%
Total Operating Revenue Growth		13.2%		3.9%

(1)	Wireless service revenue includes initial connection fees, monthly access fees, usage charges, international charges, value-added service fees and interest on overdue subscriber accounts (net of telephone tax).

(2)	Provided by our 90.8%-owned subsidiary, SK Telink Co., Ltd. as of June 30, 2004.

     Consolidated Operating Expenses. Our operating expenses in the six months ended June 30, 2004 increased by 16.9% to Won 4,009.2 billion compared to Won 3,428.7 billion in the corresponding period in 2003, primarily due to increases in commissions paid, labor costs, depreciation and amortization expenses, leased line expenses and miscellaneous operating expenses, which more than offset decreases in network interconnection expenses, cost of goods sold and advertising expenses.

     Commissions paid to our authorized dealers increased by 34.3 % to Won 1,456.5 billion in the six months ended June 30, 2004 compared to Won 1,084.3 billion in the corresponding period in 2003, primarily due to the 5.3% increase in the average number of subscribers during the period, increases in commissions paid to wireless Internet content providers and retail agents and an increase in the number of handsets sold. We also increased our marketing activities to maintain our market leadership in 2G and 2.5G services, to promote our 3G services and to counter the effects of number portability.

     Labor costs increased by 37.8% to Won 273.9 billion in the six months ended June 30, 2004 compared to Won 198.8 billion in the corresponding period in 2003. The increase was primarily due to an increase in performance bonuses and an increase in salaries.

     Depreciation and amortization expense increased by 9.1% to Won 733.0 billion in the six months ended June 30, 2004 compared to Won 671.7 billion in the corresponding period in 2003. The increase in depreciation and amortization expenses was primarily due to the continued expansion of our CDMA 1xRTT network.

     Leased line expenses increased by 14.7% to Won 173.6 billion in the six months ended June 30, 2004 up from Won 151.4 billion in the corresponding period in 2003 primarily due to higher call volumes.

     Miscellaneous operating expenses increased by 22.7% to Won 510.5 billion in the six months ended June 30, 2004 compared to Won 416.0 billion in the corresponding period in 2003 primarily due to increases in taxes and other dues and rent expenses.

     Network interconnection expenses decreased by 1.5% to Won 426.9 billion in the six months ended June 30, 2004 compared to Won 433.3 billion in the corresponding period in 2003, primarily due to a decrease in interconnection rates and a decrease in the level of interconnection fees that we must pay to other operators for calls using their networks, which was partially offset by the higher subscriber numbers. Mobile-to-mobile interconnection expenses increased by 2.1% to Won 202.3 billion in the six months ended June 30, 2004 compared to Won 198.1 billion in the corresponding period in 2003. Mobile-to-land interconnection expenses decreased by 34.1% to Won 184.6 billion in the six months ended June 30, 2004 compared to Won 280.3 billion in the corresponding period in 2003.

     Cost of goods sold decreased by 12.1% to Won 243.9 billion in the six months ended June 30, 2004 compared to Won 277.6 billion in the corresponding period in 2003. The decrease was primarily due to a decrease in sales of wireless Internet solutions (including software, hardware and service) following the completion of our obligation to provide wireless Internet solutions to Asia Pacific Broadband Wireless Communications (APBW) at the end of 2003 and a decrease in costs of goods sold related to SK Teletech handset sales.

     Advertising expenses decreased by 2.4% to Won 190.9 billion in the six months ended June 30, 2004 compared to Won 195.6 billion in the corresponding period in 2003. We reduced advertising and focused our efforts on managing our distribution network to mitigate the effect of number portability.

     Consolidated Operating Income. Our operating income decreased by 24.0% to Won 1,214.2 billion in the six months ended June 30, 2004 down from Won 1,597.9 billion in the corresponding period in 2003. Our operating income decreased principally because our operating expenses increased at a faster rate than our operating revenue, as explained above.

     Consolidated Other Income. Other income, consisting primarily of interest income, dividend income, foreign exchange and translation gains and commission income, decreased by 25.3% to Won 115.4 billion in the six months ended June 30, 2004 compared to Won 154.4 billion in the corresponding period in 2003, primarily due to decreases in commissions, dividend and interest income which were partially offset by increases in foreign exchange translation gains and gain on transaction of currency swap.

     Consolidated Other Expenses. Other expenses include interest and discount expenses, loss on disposal of property, equipment and intangible assets, foreign exchange and translation losses and donations. Other expenses decreased by 15.2% to Won 231.2 billion in the six months ended June 30, 2004 compared to Won 272.8 billion in the corresponding period in 2003. The decrease was primarily due to decreases in interest expenses, which more than offset increases in loss on impairment of long-term investment securities. As a percentage of operating revenue, other expenses decreased to 4.4% in the six months ended June 30, 2004 from 5.4% in the corresponding period in 2003.

     Consolidated Income Tax. Provision for income taxes decreased by 23.7% to Won 343.0 billion in the six months ended June 30, 2004 from Won 449.6 billion in the corresponding period in 2003. Our effective tax rate increased to 31.23% in the six months ended June 30, 2004 from an effective tax rate of 30.39% in the corresponding period in 2003.

     Consolidated Net Income. Principally as a result of the factors discussed above, our net income decreased by 26.8% to Won 748.6 billion in six months ended June 30, 2004 down from Won 1,022.7 billion in the corresponding period in 2003, with net income as a percentage of operating revenues at 14.3% in the six months ended June 30, 2004 as compared to 20.3% in the corresponding period in 2003.

Liquidity and Capital Resources

Liquidity

     We had a working capital (current assets minus current liabilities) surplus of Won 554.5 billion as of June 30, 2004 and deficit of Won 461.4 billion as of December 31, 2003. We had cash, cash equivalents, short-term financial instruments and trading securities of Won 1,041.0 billion as of June 30, 2004 and Won 1,365.6 billion as of December 31, 2003. We had outstanding short-term borrowings of Won 220.5 billion as of June 30, 2004 and Won 786.1 billion as of December 31, 2003.

     Operating cash flow is our principal source of liquidity. Cash and cash equivalents decreased by Won 12.5 billion to Won 305.0 billion at June 30, 2004 down from Won 317.5 billion at December 31, 2003.

     Net Cash Flow from Operating Activities. Our principal source of liquidity is cash flow from operations. Cash flow provided by operations was Won 835.6 billion in the six month period ended June 30, 2004, compared to Won 730.9 billion during the same period in 2003.

     Net Cash from Investing Activities. Net cash used in investing activities was Won 393.0 billion in the six month period ended June 30, 2004, compared to net cash flow of Won 69.3 billion during the same period in 2003. The primary contributor to cash inflows for investing activities related to a decrease in trading securities of Won 282.6 billion in the six month period ended June 30, 2004, compared to an increase of Won 41.5 billion during the same period in 2003 and an increase from sales of current portion of long term investment securities of Won 37.5 billion in the six month period ended June 30, 2004, compared to nil in the same period in 2003. Proceeds from sales of long-term investment securities was Won 793 million in the six month period ended June 30, 2004, compared to Won 776.8 billion during the same period in 2003. The primary contributors to the overall cash outflows for investing activities were expenditures related to the acquisition of property and equipment, which were Won 489.6 billion in the six month period ended June 30, 2004, compared to Won 495.5 billion during the same period in 2003 and an increase in short-term financial instruments, which were Won 22.7 billion in the six month period ended June 30, 2004, compared to Won 117.7 billion during the same period in 2003.

     Net Cash from Financing Activities. Financing activities used cash of Won 422.9 billion in the six month period ended June 30, 2004, compared to using cash of Won 1,168.7 billion during the same period in 2003. Cash inflows from financing activities included net increase in issuance of bonds, which provided cash of Won 1,018.0 billion in the six month period ended June 30, 2004, compared to Won 315.8 billion during the same period in 2003. Cash outflows for financing activities included, among other items, net repayment of short-term borrowing of Won 636.8 billion in the six month period ended June 30, 2004, compared to Won 2.3 billion during the same period in 2003; repayment of the current portion of long-term debt, which used cash of Won 466.8 billion in the six month period ended June 30, 2004, compared to Won 127.4 billion during the same period in 2003; payment of dividends which used cash of Won 404.7 billion in the six month period ended June 30, 2004, compared to Won 151.7 billion during the same period in 2003; acquisition of treasury stock, which used cash of Won 2 million in the six month period ended June 30, 2004, compared to Won 874.8 billion during the same period in 2003; and decreases in minority interest in equity of consolidated subsidiaries of Won 1.2 billion in the six month period ended June 30, 2004, compared to Won 588.6 billion during the same period in 2003.

     The net decrease in cash and cash equivalents was Won 12.5 billion in the six month period ended June 30, 2004, compared to Won 368.4 billion during the same period in 2003.

Long Term Debt

     We had total consolidated long-term debt (excluding current portion and facility deposits) of Won 3,751.8 billion as of June 30, 2004 and Won 3,193.5 billion as of December 31, 2003. Our consolidated long-term debt as of June 30, 2004 included, among other items, bonds payable in the net amount of Won 2,726.7 billion, facility deposits of Won 37.4 billion, long-term payables of Won 570.6 billion and deferred income tax liabilities of Won 262.3 billion. Our consolidated long-term debt as of December 31, 2003 included, among other items, bonds payable in the net amount of Won 2,261.9 billion, facility deposits of Won 44.2 billion, long-term payables of Won 564.1 billion and deferred income tax liabilities of Won 226.0 billion. As of June 30, 2004, substantially all of our foreign currency-denominated long-term debt was denominated in Dollars. Depreciation of the Won against the Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.

     In May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. These bonds mature in May 2005, July 2007, August 2007 and November 2007, and have an annual interest rate of 6.0%, 6.0%, 6.0% and 5.0%, respectively. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%.

     In March 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion. These bonds will mature in 2009 and have an annual interest rate of 5.0%. We used the net proceeds from the sale of these bonds to repay commercial paper which matured at the end of March 2004.

     During the quarter ended June 30, 2004, we completed the following debt offerings:

In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.

In May 2004, we issued Won-denominated notes in the principal amount of Won 150.0 billion with a maturity of five years and an interest rate of 5.0%. The proceeds of the Won-denominated note offering in May 2004 were used for repayment of commercial paper which matured in May and June, 2004.

On May 27, 2004, we issued our US$329,450,000 Zero Coupon Convertible Notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of Zero Coupon Convertible Notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,644,978 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce its exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

Capital Requirements and Resources

     The following table sets forth our actual capital expenditures for 2003 and our currently planned capital expenditures for 2004 :

	Year Ended/Ending December 31,
	2003		2004(1)
	(In billions of Won)
CDMA Network	W	96	W	—
CDMA 1xRTT Network(3)		641		800	(2)
Wireless Data(4)		175		650
W-CDMA(5)		204		250
Other (including land and buildings)(6)		532		—

Total	W	1,648	W	1,700

(1)	Estimated.

(2)	Our capital expenditures for our CDMA network in 2004 are included in our estimated capital expenditures for our CDMA 1xRTT network.

(3)	Includes upgrades to CDMA 1xEV/DO Network technology which account for Won 36 billion for 2003.

(4)	Consists principally of equipment necessary for the provision of data services.

(5)	W-CDMA estimated capital expenditures for 2004 assume the additional investment in our W-CDMA network and provision of W-CDMA services in Seoul area by the end of 2004. Please see the discussion below.

(6)	Includes investments in internet-related businesses, real estate, satellite-based digital multimedia broadcasting business and information technology systems.

     We estimate that we will spend a total of approximately Won 1.7 trillion for capital expenditures in 2004 primarily for the expansion and upgrading of our CDMA 1xRTT network, for our initial investment in the satellite-based digital multimedia broadcasting (DMB) business, the roll-out of our W-CDMA network and for the development and introduction of wireless data services. We have spent approximately Won 490 billion on capital expenditures in the six month period ended June 30, 2004. Of the Won 1.7 trillion for capital expenditures in 2004, we plan to spend up to Won 800 billion of which we have spent approximately Won 279 billion as of June 30, 2004 on capital expenditures related to expansion and improvement of our 95A/B and CDMA 1xRTT Network; Won 250 billion of which we have spent approximately Won 5 billion as of June 30, 2004 on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 650 billion of which we have spent approximately Won 206 billion as of June 30, 2004 on other capital expenditures and projects. We may also make additional capital expenditure investments as opportunities arise. In addition, we may increase, reduce or suspend our planned capital expenditures for 2004 or change the timing and area of our capital expenditure spending from the estimates reflected in the table above in response to market conditions or for other reasons.

     The actual scope and timing of our planned full nationwide roll-out of our W-CDMA network and expenditures related to the rollout will depend on several factors, including the availability of network equipment, progress on the development of dual band/dual mode handsets, ability to overcome technical problems currently affecting W-CDMA performance, adoption of CDMA 1xEV/DO service, regulatory decisions, our assessment of the market opportunities for W-CDMA technology-based services and the competitive landscape in the Korean wireless market. At the time we applied for the W-CDMA license, we estimated that the construction of a nationwide W-CDMA network would require capital expenditures amounting to approximately Won 3.1 trillion over a six-year period. We have not subsequently revised or updated this estimate. Accordingly, our actual construction costs are likely to differ significantly from this original estimate. Our actual capital expenditures for the construction of the W-CDMA network will depend upon many factors, including the scope and timing of the network roll-out, whether W-CDMA technology is widely implemented worldwide (which could lower the cost of network equipment) and other factors. Our future capital expenditures will be fixed after we have reviewed the progress of the introduction and marketability of our W-CDMA service.

     In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite DMB business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which is approximately Won 100.6 billion.

We launched the satellite in March 2004. Although actual implementation of the satellite DMB business will depend on many factors, including government approvals that have yet to be obtained, our current expectations are to begin commercial service by December 2004.

     From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

     As of June 30, 2004, our principal repayment obligations (on a consolidated basis) with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Twelve Months Ending June 30, Total
(In Billions of Won)

2005	W1,403.1
2006	—
2007	804.6
Thereafter	2,031.6

     We also intend to incur research and development expenses, which are influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.8 % of operating revenue in 2003 and 3.0 % of operating revenue for the six month period ended June 30, 2004.

     We anticipate that capital expenditures, repayment of outstanding debt and research and development expenditures will represent our most significant use of funds during the remainder of 2004 and thereafter. To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on funds provided by operations, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. In particular, we expect that we will require external sources of financing to fund our construction of the W-CDMA network. We believe that these sources will be sufficient to fund our planned capital expenditures for the remainder of 2004. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

     No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.

     We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. Since August 1, 2002, SK Telecom has been paying initial premium for the first three years as well as renewal premium on behalf of the subscriber who elects to have facility insurance. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 44.2 billion as of December 31, 2003 to Won 37.4 billion as of June 30, 2004. We do not expect to have a significant amount of facility deposits available for capital expenditures in the future.

Dividend Policy

     In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, SKT’s board of directors approved the interim dividend rate of 1,000 Korean Won per common stock for the first half of fiscal year 2004. The shareholders who are registered in the SKT’s shareholders registry as of June 30, 2004 were entitled to receive the interim dividends. The interim dividend was paid on August   , 2004. The total amount of the interim dividend paid was 73,614,296,000 Korean Won. The overall dividend payout ratio with respect to dividends for 2004 is currently expected to be up to 25% of net income from 2004.

Derivative Instruments

     In connection with the issuance of our US$300 million notes in April 2004, we entered into currency swap agreements and currency forward contracts with three banks to reduce our foreign currency exposure.

     In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,644,978 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce its exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.

     We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.

Contractual Obligations and Commitments

     The following summarizes our contractual cash obligations at June 30, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period
			Less than						After
Contractual Obligations	Total		1 year		1-3 years		4-5 years		5 years
	(in billions of Won)
Bonds	W	4,236.3	W	1,400.0	W	804.6	W	1,685.9		345.8
Long-term Borrowings		3.1		3.1		—		—		—
Capital lease Obligations		—		—		—		—		—
Operating Leases		—		—		—		—		—
Other Long-term Payables(1)		650.0		—		90.0		240.0		320.0

Total Contractual Cash Obligations	W	4,889.4	W	1,403.1	W	894.6	W	1,925.9	W	665.8

(1)	Related to acquisition of IMT license. See note 2(i) of our notes to consolidated financial statements.

Inflation

     We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. Annual inflation in Korea was 4.1% in 2001, 2.7% for 2002 and 3.6% in 2003. For the first half of 2004, the average inflation rate in Korea was 3.6%, compared to an average of 3.0 % for the first half of 2003, on an annualized basis. We can give no assurance that inflation will not have an adverse effect on our operations.

U.S. GAAP Reconciliation

     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Korean GAAP and U.S. GAAP, see notes 28 and 29 of our notes to consolidated financial statements.

     On January 17, 2003, the FASB issued Interpretation No. 46 (“FIN 46”) — “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”).” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. Certain special purpose companies (SPC) established by the Company have been consolidated from the date of their establishment (See Note 28(p)). The Company as a foreign private issuer applied either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003 and the Company fully adopted FIN 46R as of June 30, 2004. The adoption of this Interpretation did not have a significant impact on the Company’s consolidation financial position or results of operations.

Significant Changes in Korean GAAP

     On January 1, 2003, the Company adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was adopted in 2002. As a result, the Company reclassified the accounts relating to securities in the consolidated financial statements for the year ended December 31, 2003 as explained in note 2(f) of our consolidated financial statements for the year ended 2003 and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in notes 2(h) and 2(i) to our consolidated financial statements for the year ended December 31, 2003. If financing costs had been capitalized, the consolidated net income of the Company for the year ended December 31, 2003 would have increased by Won 32.3 billion (net of income tax effect of Won 13.6 billion). In addition, in accordance with the application of SKAS No. 3, “Intangible Assets”, effective from January 1, 2003 organization costs which were recorded in intangible assets through 2002, are charged to expenses as incurred and the cumulative effect of this accounting change was adjusted to beginning retained earnings as of January 1, 2003.

Critical Accounting Policies, Estimates And Judgments

     Our consolidated financial statements are prepared in accordance with Korean GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to revenue recognition, allowances for doubtful accounts, inventories, useful lives of property and equipment, investments, employee stock option compensation plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We also provide a summary of significant differences between accounting principles followed by us and our subsidiaries and U.S. GAAP. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

Revenue Recognition

     Our revenues are principally derived from telecommunications service revenue and wireless handset sales. Telecommunications service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges and non-refundable activation fees are recognized at the time services are rendered.

     Our subsidiaries also sell wireless handsets to customers and such sales are recognized at the time products are delivered.

Allowances for Doubtful Accounts

     An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at end of reporting period. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, we increase our allowances for doubtful accounts by recording additional expenses.

Inventories

     Inventories are stated at the lower of cost or market value, determined using the moving average method. Inventories consist of supplies for wireless telecommunications facilities, handsets and raw materials for handsets.

Estimated Useful Lives and Impairment of Long-lived Assets

     We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods.

     Alternatively, these technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows that take into account management’s estimates of future operations.

Impairment of Investment Securities

     When the declines in fair value of individual available-for-sale and held-to-maturity securities below their acquisition cost are other than temporary and there is objective evidence of impairment, the carrying value of the securities is adjusted to their fair value with the resulting valuation loss charged to current operations.

     As part of this review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of an equity security or a debt security may realistically be expected to recover, the loss will continue to be classified as temporary. If economies or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as an impairment loss in current operations.

     Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by management to evaluate declines in value can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested and, for publicly-traded securities, the length of time and the extent to which fair value has been less than cost. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets.

Employee Stock Option Compensation Plan

     We adopted the fair value based method of accounting for the employee stock option compensation plan. The plan was established, effective as of March 17, 2000, to reward the performance of management who have contributed, or have the ability to contribute, significantly to our company. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP by the end of 2003, we exclude the volatility factor in estimating the value of our stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate. However, the revised Korean GAAP requires the Company to estimate the value of stock options granted on or after January 1, 2004, considering the volatility factor. In the first half of 2004, no additional stock option was granted to employees.

Income Taxes

     Current tax expense is determined based on taxable income for the year computed using prevailing tax rates.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is expected that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

     Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

     Deferred tax assets and liabilities are presented on the balance sheet as a non-current number.

Research and Development

Overview

     In conformity with the MIC’s guidance, we have maintained a high level of spending on research and development activity. Prior to 1996, the majority of our research and development expense consisted of the MIC-directed donations to several Korean research institutes and educational organizations. More recently, we have sharply increased our spending for our internal research activity resulting in such amounts exceeding our spending on external research. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

     The following table sets forth our annual research and development expenses:

	As of and for the Year Ended
	December 31,
	2001		2002		2003
	(in billions of Won)
Internal R&D Expenses(1)	W	130.7	W	194.3	W	235.8
External R&D Expenses(2)		23.0		59.0		64.4

Total R&D Expenses(3)	W	153.7	W	253.3	W	300.2

(1)	Includes Won 4.8 billion for Shinsegi for the year ended December 31, 2001.

(2)	Shinsegi did not incur any R&D expenses for the year ended December 31, 2001.

(3)	Includes Won 4.8 billion for Shinsegi for the year ended December 31, 2001.

     The MIC has the statutory power to recommend levels of spending by telecommunications service providers on research and development activity and the allocation of expenditures between internal and external research. In practice, the MIC has issued guidelines regarding the amount and allocation of research spending. In its May 1995 guidelines, the MIC recommended that our minimum level of total research and development spending (set as a percentage of budgeted revenue and calculated according to MIC guidelines which differ from our accounting treatment of such expenses) be: 9.0% from 1995 through 1997; 9.5% for 1998; and 10.0% for 1999 through 2001. With respect to the level of contribution specifically for external research and development, in July 1998, the MIC reduced the recommended minimum level of contribution to the MIC-run Fund for Development of Information and Telecommunications to 1.5% from 2.0%. In 2001, the recommended minimum level of contribution was further reduced to 1.0%. In 2002, the contribution became mandatory, and the required minimum level of contribution was further reduced to 0.75%. In 2003 and 2004, the required minimum level of contribution is 0.75%, the same as 2002. We are not obligated to make donations to any other external research institutes.

Internal Research and Development

     The main focus of our internal research and development activity is the development of 3G technologies and services and value-added technologies and services for our CDMA network, such as wireless data communications. We spent approximately Won 120.3 billion on internal research and development in the first half of 2004.

     Our internal research and development activity is centered at a research center with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Sungnam-si, Kyunggi-do, Korea. As of June 30, 2004 our research center housed 556 research engineers (including both full time and temporary research engineers). Their work focuses on cell planning, network management, digital wireless technologies, multimedia, information processing and other wireless telecommunications areas. Our research center includes a team that is helping to develop a fourth generation wireless technology, which is expected to enable wireless data transmissions at speeds of up to 155 Mbps, 70 times faster than W-CDMA technology.

     Each business unit has its own research team that can concentrate on specific short-term research needs. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services.

External Research and Development

     In addition to conducting research in our own facilities, we have been a major financial supporter of other Korean research institutes, and we have helped coordinate the Government’s effort to commercialize the CDMA digital technology. We do not have any independently-owned intellectual property rights in the technologies or products developed by any external research institute.

Off Balance Sheet Arrangements

     In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively.

     On September 4, 2003 and December 15, 2003, we sold Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of Won 12.9 billion and Won 9.9 billion, respectively. In connection with these asset-backed securitization transactions, we have obligations to repurchase up to 13.3% and 13.2% of the receivables for Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for three months or the debtors become insolvent. At June 30, 2004, the uncollected balances of accounts receivable sold to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were Won 14.4 billion and Won 101.3 billion, respectively. See notes 3 and 19 of the notes to our consolidated financial statements. Under Korean GAAP, we accounted for these transactions as sales of the receivables to the special purpose companies. See note 19(d) of the notes to our consolidated financial statements. Under U.S. GAAP, we are required to consolidate these entities as these entities have nominal capital and do not meet the qualifications for a qualifying special purpose entity. See note 28(p) of our notes to consolidated financial statements.

     PaxNet Co. Ltd., our subsidiary, has guaranteed the repayment of the borrowings of Fimger Co., Ltd., a former affiliated company of ours. The outstanding balance of such guarantee as of June 30, 2004 was approximately Won 332 million.

     SLD Telecom, the Company’s overseas subsidiary, entered into a business cooperation contract with Saigon Post & Telecommunication Services Corporation to establish cellular mobile communication services and provide CDMA service throughout Vietnam. In accordance with this contract, in the event that the cash inflow for the business is insufficient to cover the cash outflow necessary to cover the joint expenditure of the business (“cash shortfall”), SLD Telecom and Saigon Post & Telecommunication Services Corporation will contribute the necessary funds to business and bear additional cash shortfalls according to their gross profit sharing ratios at that time. With respect to the Company’s involvement in the Business, the Company’s maximum exposure to loss was approximately Won 19.6 billion as of June 30, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SK Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) and its subsidiaries as of June 30, 2004 and the related consolidated statements of income and cash flows for the six months ended June 30, 2003 and 2004 (all expressed in Korean won). These consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the Republic of Korea.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our reviews, we are not aware of any material modifications that should be made thereto in order for such translation to be in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2003 and the related consolidated statement of income, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 2, 2004 (May 31, 2004 with respect to contingency discussed in Note 21(k)), we expressing an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As described in Note 27 to the accompanying consolidated financial statements, the board of directors of the Company resolved to pay interim cash dividends of W1,000 per share totaling W73,614 million on July 23, 2004. The ex-dividend date was June 30, 2004 and the interim dividends were fully paid by August 12, 2004.

Generally accepted accounting principles in the Republic of Korea vary in certain respects from generally accepted accounting principles in the United States of America. Based on our reviews, we are not aware of any modifications that should be made to the disclosures in Notes 28 and 29 to the accompanying consolidated financial statements regarding application of generally accepted accounting principles in the United States of America as of June 30, 2004 and for the six months ended June 30, 2003 and 2004.

September 9, 2004

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND JUNE 30, 2004

					In thousands of
	In millions of Korean won				U.S. dollars (Note 2)
	December 31,		June 30,		December 31,	June 30,
ASSETS	2003		2004		2003	2004
			(Unaudited)			(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 12)	W	317,488	W	305,024	$274,644	$263,862
Short-term financial instruments (Note 12)		154,922		124,046	134,016	107,306
Trading securities (Notes 2 and 3)		893,217		611,978	772,679	529,393
Current portion of long-term investment securities (Notes 2 and 3)		85,861		51,983	74,274	44,968
Accounts receivable — trade, net of allowance for doubtful accounts of W65,327 million and W55,522 million at December 31, 2003 and June 30, 2004, respectively (Notes 2 ,12 and 21)		1,579,153		1,540,039	1,366,049	1,332,214
Accounts receivable — other, net of allowance for doubtful accounts of W16,768 million and W16,830 million at December 31, 2003 and June 30, 2004, respectively (Notes 2, 12 and 21)		867,120		1,363,465	750,104	1,179,468
Inventories (Notes 2 and 20)		31,516		50,900	27,263	44,031
Short-term loans and other (Note 5)		140,248		168,352	121,321	145,632

Total Current Assets		4,069,525		4,215,787	3,520,350	3,646,874

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 11 and 20)		4,641,547		4,431,141	4,015,179	3,833,167
Intangible assets (Notes 2 and 7)		3,674,944		3,564,069	3,179,017	3,083,105
Long-term investment securities (Notes 2 and 3)		879,193		873,972	760,548	756,031
Equity securities accounted for using the equity method (Notes 2 and 4)		183,709		257,643	158,918	222,875
Long-term bank deposits (Note 19)		352		60,354	304	52,209
Long-term loans, net of allowance for doubtful accounts of W19,552 million and W19,272 million at December 31, 2003 and June 30, 2004, respectively (Notes 2 and 5)		40,819		35,932	35,311	31,083
Guarantee deposits (Notes 12 and 21)		270,255		282,944	233,785	244,761
Other		57,873		83,797	50,063	72,489

Total Non-Current Assets		9,748,692		9,589,852	8,433,125	8,295,720

TOTAL ASSETS	W	13,818,217	W	13,805,639	$11,953,475	$11,942,594

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2003 AND JUNE 30, 2004

					In thousands of
	In millions of Korean won				U.S. dollars (Note 2)
	December 31,		June 30,		December 31,	June 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2003		2004		2003	2004
			(Unaudited)			(Unaudited)
CURRENT LIABILITIES:
Accounts payable (Notes 12 and 21)	W	1,317,162	W	995,255	$1,139,413	$860,947
Short-term borrowings (Note 12)		786,096		220,515	680,014	190,757
Income taxes payable		402,559		304,347	348,234	263,276
Accrued expenses (Note 12)		420,995		452,991	364,183	391,861
Current portion of long-term debt (Notes 8, 9 and 11)		1,364,264		1,397,807	1,180,159	1,209,176
Current portion of facility deposits		12,881		12,819	11,143	11,089
Other		226,953		277,573	196,326	240,115

Total Current Liabilities		4,530,910		3,661,307	3,919,472	3,167,221

LONG-TERM LIABILITIES:
Bonds payable, net (Notes 2 and 8)		2,261,868		2,726,686	1,956,633	2,358,725
Long-term borrowings (Note 9)		1,633		—	1,413	—
Facility deposits (Note 10)		44,197		37,391	38,233	32,345
Long-term payables — other, net of present value discount of W85,881 million and W79,422 million at December 31, 2003 and June 30, 2004, respectively (Note 2)		564,119		570,578	487,992	493,580
Accrued severance indemnities, net (Note 2)		67,824		95,698	58,671	82,784
Deferred income tax liabilities (Notes 2 and 17)		226,029		262,250	195,527	226,860
Long-term currency swap (Notes 2 and 22)		—		33,741	—	29,188
Guarantee deposits received and other (Note 21)		27,790		25,471	24,040	22,034

Total Long-Term Liabilities		3,193,460		3,751,815	2,762,509	3,245,516

Total Liabilities		7,724,370		7,413,122	6,681,981	6,412,737

COMMITMENTS AND CONTINGENCIES (Note 19)
SHAREHOLDERS’ EQUITY:
Capital stock (Notes 1 and 13)		44,639		44,639	38,615	38,615
Capital surplus (Note 13) :		2,911,556		2,973,533	2,518,647	2,572,260
Retained earnings (Note 14)		5,139,911		5,483,603	4,446,290	4,743,601
Capital adjustments :
Treasury stock (Note 15)		(2,047,103)		(2,047,105)	(1,770,850)	(1,770,852)
Unrealized loss on valuation of long-term investment securities (Notes 2 and 3)		(160,622)		(204,719)	(138,946)	(177,093)
Equity in capital adjustments of affiliates (Notes 2 and 4)		42,581		102,947	36,835	89,054
Stock options (Notes 2 and 16)		3,741		4,295	3,236	3,715
Loss on valuation of currency swap (Notes 2 and 22)		—		(32,339)	—	(27,975)
Foreign-based operations’ translation credit (Note 2)		3,159		1,189	2,732	1,029
Minority interest in equity of consolidated subsidiaries (Note 2)		155,985		66,474	134,935	57,503

Total Shareholders’ Equity		6,093,847		6,392,517	5,271,494	5,529,857

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	W	13,818,217	W	13,805,639	$11,953,475	$11,942,594

See accompanying Notes to Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
SIX MONTHS ENDED JUNE 30, 2003 AND 2004
(Unaudited)

	In millions of Korean won,				In thousands of U.S. dollars
	except for income				except for income
	per share data				per share data (Note 2)
	2003		2004		2003	2004
OPERATING REVENUE (Notes 21 and 26)	W	5,026,591	W	5,223,408	$4,348,262	$4,518,519
OPERATING EXPENSES (Notes 2, 19 and 21)
Labor cost		198,808		273,925	171,979	236,959
Commissions paid (Note 21)		1,084,312		1,456,501	937,986	1,259,949
Depreciation and amortization (Notes 6 and 7)		671,708		732,962	581,062	634,050
Network interconnection (Note 26)		433,269		426,862	374,800	369,258
Leased line		151,404		173,632	130,972	150,201
Advertising		195,565		190,864	169,174	165,107
Cost of goods sold		277,612		243,941	240,149	211,022
Other		416,013		510,491	359,873	441,600

Sub-total		3,428,691		4,009,178	2,965,995	3,468,146

OPERATING INCOME		1,597,900		1,214,230	1,382,267	1,050,373

OTHER INCOME:
Interest		47,292		42,405	40,910	36,683
Dividends		25,980		18,792	22,474	16,256
Commissions		45,601		15,877	39,447	13,734
Foreign exchange and translation gains (Note 2)		5,110		14,031	4,420	12,138
Gain on disposal and valuation of trading securities (Note 2)		94		2,669	81	2,309
Gain on disposal of property, equipment and intangible assets		772		391	668	338
Gain on transaction of currency swap (Notes 2 and 22)		—		2,850	—	2,465
Equity in earnings of affiliates (Notes 2 and 4)		1,716		—	1,484	—
Other		27,867		18,390	24,106	15,908

		154,432		115,405	133,590	99,831

OTHER EXPENSES:
Interest		(202,475)		(157,751)	(175,151)	(136,463)
Donations		(41,284)		(39,706)	(35,713)	(34,348)
Foreign exchange and translation losses (Note 2)		(5,381)		(3,134)	(4,655)	(2,711)
Loss on disposal and valuation of trading securities (Note 2)		(1,724)		(460)	(1,491)	(398)
Loss on disposal of property, equipment and intangible assets		(3,480)		(8,534)	(3,010)	(7,382)
Loss on disposal of investment assets		(299)		(815)	(259)	(705)
Loss on impairment of long-term investment securities (Notes 2 and 3)		(3,555)		(12,251)	(3,075)	(10,598)
Loss on transaction and valuation of currency swap (Notes 2 and 22)		—		(2,173)	—	(1,880)
Equity in losses of affiliates (Notes 2 and 4)		—		(3,125)	—	(2,703)
Other		(14,594)		(3,337)	(12,625)	(2,887)

		(272,792)		(231,286)	(235,979)	(200,075)

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
SIX MONTHS ENDED JUNE 30, 2003 AND 2004
(Unaudited)

	In millions of Korean won,				In thousands of U.S. dollars
	except for income				except for income
	per share data				per share data (Note 2)
	2003		2004		2003	2004
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		1,479,540		1,098,349	1,279,879	950,129
INCOME TAXES (Notes 2 and 17)		449,641		343,001	388,963	296,714

INCOME BEFORE MINORITY INTEREST		1,029,899		755,348	890,916	653,415
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		(7,222)		(6,778)	(6,247)	(5,863)

NET INCOME	W	1,022,677	W	748,570	$884,669	$647,552

NET INCOME PER SHARE (Notes 2 and 18) (In Korean won and U.S. dollars)	W	13,411	W	10,169	$11.60	$8.80

See accompanying Notes to Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2003 AND 2004
(Unaudited)

					In thousands of
	In millions of Korean won				U.S. dollars (Note 2)
	2003		2004		2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	W	1,022,677	W	748,570	$884,669	$647,552

Expenses not involving cash payments:
Depreciation and amortization		737,340		797,150	637,837	689,576
Provision for severance indemnities		27,091		36,006	23,435	31,147
Provision for bad debts		10,359		3,840	8,961	3,322
Foreign translation loss		364		1,285	315	1,112
Loss on disposal and valuation of trading securities		1,724		460	1,491	398
Loss on impairment of long-term investment securities		3,555		12,251	3,075	10,598
Loss on disposal of property, equipment and intangible assets		3,480		8,534	3,010	7,382
Loss on disposal of investment assets		299		815	259	705
Loss on transaction and valuation of currency swap		—		2,173	—	1,880
Equity in losses of affiliates		—		3,125	—	2,703
Minority interest in net income of consolidated subsidiaries		7,222		6,778	6,247	5,863
Amortization of discounts on bonds and other		29,950		20,469	25,908	17,707

Sub-total		821,384		892,886	710,538	772,393

Income not involving cash receipts:
Reversal of allowance for doubtful accounts		(5)		(4,559)	(4)	(3,944)
Foreign translation gain		(2,338)		(1,463)	(2,022)	(1,266)
Gain on disposal of property, equipment and intangible assets		(772)		(391)	(668)	(338)
Gain on disposal and valuation of trading securities		(94)		(2,669)	(81)	(2,309)
Gain on transaction of currency swap		—		(2,850)	—	(2,465)
Equity in earnings of affiliates		(1,716)		—	(1,484)	—
Other		(1,567)		(89)	(1,355)	(77)

Sub-total		(6,492)		(12,021)	(5,614)	(10,399)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(78,320)		41,180	(67,751)	35,623
Accounts receivable — other		(231,663)		(497,891)	(200,401)	(430,702)
Inventories		(16,608)		(19,442)	(14,367)	(16,818)
Other current assets		(61,787)		(24,558)	(53,449)	(21,244)
Deferred income taxes		28,278		35,977	24,462	31,122
Accounts payable		(884,973)		(303,663)	(765,548)	(262,684)
Income taxes payable		13,170		(98,115)	11,393	(84,875)
Accrued expenses		43,583		31,908	37,702	27,602
Current portion of facility deposits		3,396		1,994	2,938	1,725
Other current liabilities		83,030		48,563	71,825	42,010
Severance indemnity payments		(9,872)		(15,369)	(8,540)	(13,295)
Deposits for group severance indemnities and other deposits		5,123		5,531	4,432	4,784

Sub-total		(1,106,643)		(793,885)	(957,304)	(686,752)

Net Cash Provided by Operating Activities	W	730,926	W	835,550	$632,289	$722,794

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
SIX MONTHS ENDED JUNE 30, 2003 AND 2004
(Unaudited)

					In thousands of
	In millions of Korean won				U.S. dollars (Note 2)
	2003		2004		2003	2004
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in short-term financial instruments	W	(117,692)	W	(22,723)	$(101,810)	$(19,657)
Decrease (increase) in trading securities		(41,547)		282,599	(35,940)	244,463
Decrease in short-term loans		31,859		6,707	27,560	5,802
Decrease in long-term bank deposits		11		21	10	18
Decrease in long-term loans		27,803		4,546	24,051	3,933
Decrease in guarantee deposits		44,491		21,009	38,487	18,174
Proceeds from disposal of property and equipment		4,342		5,059	3,756	4,376
Proceeds from disposal of intangible assets		236		—	204	—
Proceeds from sales of current portion of long-term investment securities		—		37,478	—	32,420
Proceeds from sales of long-term investment securities		776,814		793	671,984	686
Proceeds from sales of equity securities accounted for using the equity method		3,441		17,567	2,977	15,196
Increase in long-term bank deposits		(336)		(60,000)	(291)	(51,903)
Acquisition of long-term investment securities		(52,890)		(52,351)	(45,753)	(45,286)
Acquisition of equity securities accounted for using the equity method		(15,095)		(56,294)	(13,058)	(48,697)
Increase in long-term loans		(22,280)		(11,922)	(19,273)	(10,313)
Increase in guarantee deposits		(52,886)		(33,728)	(45,749)	(29,176)
Increase in other non-current assets		(8,483)		(29,769)	(7,338)	(25,753)
Acquisition of property and equipment		(495,497)		(489,585)	(428,631)	(423,516)
Acquisition of intangible assets		(12,949)		(12,382)	(11,202)	(10,711)

Net Cash Provided by (Used in) Investing Activities	W	69,342	W	(392,975)	$59,984	$(339,944)

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
SIX MONTHS ENDED JUNE 30, 2003 AND 2004
(Unaudited)

					In thousands of
	In millions of Korean won				U.S. dollars (Note 2)
	2003		2004		2003	2004
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term borrowings	W	259,584	W	71,196	$224,554	$61,588
Issuance of bonds payable		315,829		1,018,020	273,208	880,640
Increase in long-term borrowings		13,532		—	11,706	—
Payment of short-term borrowings		(2,300)		(636,776)	(1,990)	(550,844)
Payment of current portion of long-term debt		(127,398)		(466,770)	(110,206)	(403,780)
Payment of dividends		(151,739)		(404,710)	(131,262)	(350,095)
Decrease in facility deposits		(3,174)		(6,934)	(2,746)	(5,998)
Transaction of currency swap and currency forward		—		2,821	—	2,440
Net increase in treasury stock		(874,844)		(2)	(756,785)	(2)
Increase (decrease) in minority interest in equity of consolidated subsidiaries		(588,619)		(1,172)	(509,186)	(1,014)
Other		(9,532)		1,430	(8,245)	1,237

Net Cash Used in Financing Activities		(1,168,661)		(422,897)	(1,010,952)	(365,828)

NET DECREASE IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		—		(32,142)	—	(27,804)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(368,393)		(12,464)	(318,679)	(10,782)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		664,117		317,488	574,496	274,644

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	W	295,724	W	305,024	$255,817	$263,862

Cash paid for interest (net of amounts capitalized)	W	100,211	W	164,960	$86,688	$142,699

Cash paid for income taxes	W	393,720	W	404,444	$340,588	$349,865

See accompanying Notes to Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2003 AND 2004
(Unaudited)

1. GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea as a wholly-owned subsidiary of KT Corporation (formerly known as Korean Telecom Corp.), the Korean government-owned fixed-line telephone company, and is currently engaged in providing cellular telephone communication services. The Company’s common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of June 30, 2004, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)
SK Group	19,781,228	24.04%
POSCO Corp.	4,098,496	4.98%
Institutional investors and other minority shareholders	49,734,572	60.45%
Treasury stock	8,662,415	10.53%

	82,276,711	100.00%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards (“SKAS”) No.1 through No.10, No.12 and No.13. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows :

a. Basis of Presentation

The official accounting records of the Company are expressed in Korean won and are maintained in accordance with the relevant laws and regulations of Korea. The accounting principles and reporting practices followed by the Company and generally accepted in Korea (“Korean GAAP”) may differ in certain respects from accounting principles and reporting practices generally accepted in other countries and jurisdictions. To conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America, the accompanying consolidated financial statements have been condensed, restructured and translated into English. The conversion into U.S. dollars was made at the rate of W1,156 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the six months ended June 30, 2004. Such conversion into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. 20% to 50% owned affiliates are accounted for by the equity method.

The Company’s subsidiaries are as follows:

	Year of		Ownership
Subsidiary	establishment	Primary business	percentage (%)
SK Teletech Co., Ltd.	1995	Engineering and maintenance	89.10
SK Capital Co., Ltd.	1995	Finance	100.00
SK Telink Co., Ltd.	1998	Telecommunication services	90.80
SK Communications Corp.	1999	Internet website services	89.10
SK Wyverns Baseball Club	2000	Business related sports	99.99
Centurion IT Investment Association	2001	Investments	37.50
Global Credit and Information Corp.	1998	Credit and collection services	50.00
Paxnet Inc.	1999	Internet website services	67.10
SK Telecom International Inc.	1995	Investments	100.00
SLD Telecom PTE Ltd.	2000	Telecommunication services	53.80
SK Telecom China Co., Ltd.	2001	Telecommunication services	100.00

Effective January 1, 2004, SK Telecom China Co., Ltd. is included in the consolidation of the accompanying financial statements as their total assets at the beginning of the fiscal year were more than W7 billion, in accordance with Korean GAAP. As allowed under Korean GAAP, the financial statements of prior period have not been restated to include the financial statements of this entity.

Effective January 1, 2004, TU Media Corp. that was included in the consolidated financial statements for the year ended December 31, 2003 is excluded from the consolidation as the Company’s equity interest in TU Media Corp. decreased from 100% to 46.1%, effective January 1, 2004 and to 28.5%, effective May 21, 2004.

c. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Korea and the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

d. Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Activity in the allowance for doubtful accounts receivable — trade for the six months ended June 30, 2003 and 2004 is as follows (in millions of Korean won):

	Six months ended June 30,
	2003		2004
Beginning balance	W	60,542	W	65,327
Additions		9,775		3,028
Reductions		(3,837)		(12,833)

Ending balance	W	66,480	W	55,522

e. Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities, handsets and raw material for handsets, are stated at the lower of cost or market value, with cost determined using the moving average method. When the market value of inventories is less than the acquisition cost, carrying amount shall be reduced to the market value and any difference is charged to current operations. There was no such valuation loss for the six months ended June 30, 2003 and 2004.

f. Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary as discussed below. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as long-term investment securities, based on their maturities from the balance sheet date.

g. Investments with 20% or More Ownership Interest

Investment securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated similar to the method used in preparing consolidated financial statements.

h. Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (3 ~ 30 years) of the related assets.

Through 2002, interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment were capitalized until such manufacture or construction activities were complete. Effective January 1, 2003, in accordance with the application of SKAS No. 7, “Capitalization of Financing Costs”, the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financial charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If financing costs had been capitalized, total assets of the Company and its subsidiaries as of June 30, 2003 and net income for the six months then ended would have increased by W9,132 million and W6,420 million (net of income tax effect of W2,712 million), respectively.

i. Intangible Assets

Intangible assets are stated at cost less amortization computed using the straight-line method over 4 to 20 years.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay W1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged to the Company on May 1, 2003, paid W650,000 million of this amount in March 2001 and the Company is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.71% as of June 30, 2004). The future payments are W90,000 million in 2007, W110,000 million in 2008, W130,000 million in 2009, W150,000 million in 2010 and W170,000 million in 2011. On December 4, 2001, SK IMT received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. Amortization of the IMT license commenced when the Company started its IMT 2000 service in December 2003 using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial.

j. Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with corresponding conversion right adjustment which is deducted from related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

k. Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

l. Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

m. Accrued Severance Indemnities

In accordance with the policies of the Company and its subsidiaries, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company and certain subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, where the beneficiaries are the their employees, totaling W144,861 million and W139,043 million as of December 31, 2003 and June 30, 2004, respectively, were deducted from accrued severance indemnities in accordance with Korean GAAP.

In accordance with the Korean National Pension Fund Law, the Company and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to W6,229 million and W5,960 million as of December 31, 2003 and June 30, 2004, respectively, are deducted from accrued severance indemnities.

Changes in accrued severance indemnities for the six months ended June 30, 2003 and 2004 are as follows (in millions of Korean won):

	Six months ended June 30,
	2003		2004
Beginning balance	W	48,519	W	67,824
Provision		27,976		37,424
Payments to employees		(9,872)		(15,369)
Decrease in deposits for severance indemnities		4,997		5,819

Ending balance	W	71,620	W	95,698

n. Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

o. Research and Development Costs

The Company and its subsidiaries charge substantially all research and development costs to expense as incurred. The Company and its subsidiaries incurred internal research and development costs of W110,594 million and W120,322 million for the six months ended June 30, 2003 and 2004, respectively, and external research and development costs of W32,210 million and W34,345 million for the six months ended June 30, 2003 and 2004, respectively.

p. Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portion of the gains or losses is credited/charged immediately to operations.

q. Income Taxes

Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

r. Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

s. Foreign-Based Operations’ Translation Credit

In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain as a foreign-based operations’ translation credit in the capital adjustment section of the balance sheet. The translation gain arises from the application of different exchange rates; the year-end rate for balance sheet items except shareholders’ equity, the historical rate for shareholders’ equity and the daily average rate for statement of income items.

t. Accounting for Foreign Currency Transactions

The Company and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by the Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were W1,19780 to US$1 and W1,15250 to US$1 at December 31, 2003 and June 30, 2004, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

u. Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan. The plan was established, effective as of March 17, 2000, to reward the performance of its management who have contributed, or have the ability to contribute, significantly to the Company (see Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP by the end of 2003, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. However, the revised Korean GAAP requires the Company to estimate the value of stock options granted on or after January 1, 2004, considering the volatility factor. In the first half of 2007, no additional stock option was granted to employees.

v. Adoption of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2004, the Company and its subsidiaries adopted SKAS No.10, No.12 and No.13. Such adoptions of new SKAS did not have an effect on the consolidated financial position of the Company and its subsidiaries as of June 30, 2004 or consolidated ordinary income and net income of the Company and its subsidiaries for the six months ended June 30, 2004.

w. Reclassification of Prior Period’s Financial Statements

Certain reclassifications have been made in prior period’s consolidated financial statements to conform classifications used in the current period. Such reclassifications did not have an effect on the consolidated financial positions of the Company and its subsidiaries as of December 31, 2003 or consolidated ordinary income and net income of the Company and its subsidiaries for the six months ended June 30, 2003.

x. Unaudited Interim Financial Statements

The accompanying unaudited interim financial statements reflect all adjustments which are, in the opinion of Company management, necessary for a fair statement of the results during the interim period presented.

3. INVESTMENT SECURITIES

a. Trading securities

Trading securities as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

	December 31, 2003						June 30, 2004
	Acquisition				Carrying		Acquisition				Carrying
	cost		Fair value		amount		cost		Fair value		amount
Public bonds	W	18,613	W	18,499	W	18,499	W	18,271	W	18,271	W	18,271
Corporate bonds		4,410		4,383		4,383		4,158		4,158		4,158
Beneficiary certificates		872,378		870,335		870,335		589,549		589,549		589,549

Total	W	895,401	W	893,217	W	893,217	W	611,978	W	611,978	W	611,978

b. Long-term Investment Securities

Long-term investment securities at of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

	December 31, 2003		June 30, 2004
Available-for-sale equity securities	W	824,392	W	811,642
Available-for-sale debt securities		14,315		15,930
Held-to-maturity securities		126,347		98,383

Total		965,054		925,955
Less current portion		(85,861)		(51,983)

Long-term portion	W	879,193	W	873,972

b-(1). Available-for-sale Equity securities

Available-for-sale equity securities as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won, except for share data):

	Ownership	Acquisition cost		Fair value		Carrying amount
	percentage (%)	at June 30,		at June 30,		December 31,		June 30,
	at June 30, 2004	2004		2004		2003		2004
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	7.8	W	5,781	W	1,922	W	2,847	W	1,922
Hanaro Telecom Inc.	4.8		121,677		58,097		26,838		58,097
Korea Radio Wave Basestation Management	4.5		1,171		2,365		2,669		2,365
SK Securities Co., Ltd.	1.1		5,551		1,859		1,877		1,859
POSCO Corporation	2.7		332,662		369,715		404,454		369,715

sub-total							438,685		433,958

(Investments in non-listed companies)
Powercomm Co., Ltd.	5.0		240,243		68,407		68,407		68,407
Real Telecom Co., Ltd.	8.3		5,981		(note a)		5,981		5,981
Japan MBCO	13.6		42,517		(note a)		42,517		42,517
Enterprise Networks Co., Ltd.	4.0		14,438		2,656		14,438		2,656	(note b)
SK Life Insurance Co., Ltd.	9.5		14,890		(note a)		14,890		14,890
Others			152,903		(note a)		43,068		46,827	(note b)

sub-total							189,301		181,278

(Investments in funds)
Korea IT Fund			190,000	(note a)			190,000		190,000
Others			6,406	(note a)			6,406		6,406

sub-total							196,406		196,406

Total						W	824,392	W	811,642

(note a)	As a reasonable estimate of fair value could not be made without incurring excessive costs, it is stated at acquisition cost.

(note b)	Due to the impairment of the Company’s investments in common stock of CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea, an impairment loss of W3,926 million (W2,300 million and W1,626 million for the first and second half of 2003, respectively) was recorded for the year ended December 31, 2003. In addition, SK Communications Co., Ltd. and other subsidiaries recorded a loss of impairment of long-term investment securities totaling W1,255 million and W568 million, for the first and second half of 2003, respectively. And, during the first half of 2004, the Company and its subsidiaries recorded an impairment loss of W12,251 million due to the impairment of the Company’s investments in common stock of Enterprise Networks Co., Ltd. and others.

The net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc., Korea Radio Wave Basestation Management, SK Securities Co., Ltd. and POSCO Corporation as of December 31, 2003 totaling W11,213 million and the net unrealized loss on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc, Korea Radio Wave Basestation Management, SK Securities Co., Ltd. and POSCO Corporation as of June 30, 2004, totaling W32,883 million were recorded as a capital adjustment.

The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to W171,836 million as of December 31, 2003 was recorded as a capital adjustment. Base on the advice of the outside professional valuation company that there would not have been any significant change which have an effect on the fair value of Powercomm Co., Ltd. for the six months ended June 30, 2004, no additional unrealized loss (or gain) on valuation of such investments was recorded.

b-(2). Available-for-sale Debt securities

Available-for-sale debt securities as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

				Carrying amount
		Acquisition cost		December 31,		June 30,
	Maturity	at June 30, 2004		2003		2004
Public bonds	(note 1)	W	1,444	W	971	W	1,444
Convertible bonds of Real Telecom Co., Ltd. (note 2)	March, 2007		10,656		9,514		10,656
Convertible bonds of Eonex Technologies, Inc. (3rd) (note 3)	January, 2005		3,600		3,600		3,600
Other convertible bonds			230		230		230

Total					14,315		15,930
Less current portion of available-for-sale debt securities					(9,514)		(3,600)

Long-term available-for-sale debt securities				W	4,801	W	12,230

(note 1)	The maturities of public bonds as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

Maturity	December 31, 2003		June 30, 2004
Within five years	W	857	W	1,017
Within ten years		114		427

	W	971	W	1,444

(note 2)	The convertible bonds of Real Telecom Corp. with a principal amount of W10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at W28,721 per share over the period from September 29, 2004 to March 29, 2005. If such bonds are converted, the Company’s equity interest in Real Telecom Corp. will increase to 14.8%.

(note 3)	The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of W3,600 million can be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at W75,000 per share over the period from July 30, 2003 to January 29, 2005. If such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 20.4%.

b-(3). Held-to-maturity securities

Held-to-maturity securities as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

				Carrying amount
		Acquisition cost		December 31,		June 30,
	Maturity	at June 30, 2004		2003		2004
Subordinated bonds of SK Life Insurance Co., Ltd.	April, 2006	W	50,000	W	50,000	W	50,000
Subordinated bonds of Nate Third Special Purpose Company (note 1)	May, 2004		—		27,464		—
Subordinated bonds of Nate Fourth Special Purpose Company (note 2 and 3)	September 2004		24,893		25,393		24,893
Subordinated bonds of Nate Fifth Special Purpose Company (note 3)	December 2004		23,490		23,490		23,490

Total					126,347		98,383
Less current portion of held-to-maturity securities					(76,347)		(48,383)

Long-term held-to-maturity securities				W	50,000	W	50,000

(note 1)	Subordinated bonds of Nate Third Special Purpose Company were early repaid in February 2004 as the Nate Third Special Purpose Company was liquidated earlier.

(note 2)	Some of subordinated bonds of Nate Fourth Special Purpose Company were early repaid in June 2004.

(note 3)	On September 4, 2003 and December 15, 2003, the Company sold W549,256 million and W498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to enhance the credit of bonds issued by them (See Note 19(d)).

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD

Equity securities accounted for using the equity method as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

	Ownership	Acquisition		Net asset			Carrying amount
	Percentage (%)	cost		value
	at June 30,	at June 30,		at June 30,			December 31,			June 30,
	2004	2004		2004			2003			2004
SK C&C Co., Ltd.	30.0	W	19,071	W	155,509		W	92,844		W	160,988
VCASH	25.8		4,200		477			1,048			477
STIC IT Venture Capital	24.1		8,000		8,080			7,086			8,080
Skytel Co., Ltd.	28.6		2,159		3,660			3,401			3,660
SK China Company, Ltd.	20.7		3,195		1,323			1,683			1,323
Widerthan.com	17.5		1,000		—	(note a)		3,188			—
Dss Mobile Communications Ltd	29.5		2,494		—	(note b)		—			—
SKT-HP Ventures, LLC	50.0		6,415		5,796			5,960			5,796
SKT QC Wireless Development Fund, LLC	50.0		6,540		5,640			5,901			5,640
CDMA Mobile Phone Center	50.0		63,354		25,320			49,444			25,320
TU Media	28.5		39,000		37,491			—	(note e)		37,491
AirCross, Inc	38.1		300		809	(note c)		300			809
Other investments in affiliates			10,939			(note d)		12,854			8,059

							W	183,709		W	257,643

(note a)	As the Company’s ownership in Widerthan.com decreased from 20.0% to 17.5% during the first quarter of 2004, investments in common stock of Widerthan.com, were reclassified to available-for-sale securities at the end of the first quarter of 2004.

(note b)	DSS Mobile Communication, an Indian company, has had a deficiency in assets since March 31, 1998.

(note c)	As its total assets at the beginning of 2004 were over W7 billion, effective January 1, 2004, investments in equity securities of AirCross, Inc., were accounted for using the equity method of accounting.

(note d)	As allowed under Korean GAAP, investments in equity securities of UNISK Information Technology Co., Ltd. and certain others were not accounted for using the equity method of accounting, as their total assets at the beginning of 2004 were less than W7 billion.

(note e)	As the Company’s ownership in TU Media Corp. decreased from 100% to 28.5% during the first half of 2004, TU Media Corp. was excluded from the consolidation, effective January 1, 2004. And, the investment in common stock of TU Media Corp. were recorded using the equity method of accounting.

Details of the changes in investments in affiliates accounted for using the equity method for the six months ended June 30, 2003 and 2004 are as follows (in millions of Korean won):

	For the six months ended June 30, 2003
					Equity in		Equity in
			Equity in		beginning		capital surplus
	Beginning		earnings		retained		and capital		Dividends		Decrease		Ending
	balance		(losses)		earnings		adjustments		received		(note a)		balance
SK C&C Co., Ltd.	W	39,687	W	1,700	W	—	W	(5,755)	W	(600)	W	—	W	35,032
VCASH		2,232		(621)		—		16		—		—		1,627
STIC IT Venture Capital		6,884		(179)		(2)		(20)		—		—		6,683
Skytel Co., Ltd.		2,576		162		—		(50)		—		—		2,688
SK China Company, Ltd.		3,482		—		—		(21)		—		—		3,461
Eonex Technologies, Inc		4,615		(22)		—		1,989		—		(6,582)		—
Widerthan.com		1,750		751		—		—		—		—		2,501
SKT-HP Ventures, LLC		5,990		(27)		—		(23)		—		—		5,940
SKT QC Wireless Development Fund, LLC		5,993		(48)		—		(35)		—		—		5,910

	W	73,209	W	1,716	W	(2)	W	(3,899)	W	(600)	W	(6,582)	W	63,842

(note a)	As the Company’s ownership in Eonex Technologies decreased from 22.5% to 16.8%, during the first quarter of 2003, investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities at the end of the first quarter of 2003.

	For the six months ended June 30, 2004
							Equity in
					Equity in		capital surplus				Decrease
	Beginning				earnings		and capital		Dividends		(notes a		Ending
	balance		Acquisition		(losses)		adjustments		received		and b)		Balance
SK C&C Co., Ltd.	W	92,844	W	—	W	8,277	W	60,467	W	(600)	W	—	W	160,988
VCASH		1,048		—		(571)		—		—		—		477
STIC IT Venture Capital		7,086		—		615		379		—		—		8,080
Skytel Co., Ltd.		3,401		—		528		(112)		(157)		—		3,660
SK China Co., Ltd.		1,683		—		(300)		(60)		—		—		1,323
Widerthan.com		3,188		—		—		—		—		(3,188)		—
SKT-HP Ventures, LLC		5,960		—		27		(191)		—		—		5,796
SKT QC Wireless Development Fund, LLC		5,901		—		(38)		(223)		—		—		5,640
CDMA Mobile Phone Center		49,444		3,688		(10,882)		(1,734)		—		(15,196)		25,320
TU Media Corp.		38,681		—		(1,309)		119		—		—		37,491
AirCross, Inc.		300		—		528		(19)		—		—		809

	W	209,536	W	3,688	W	(3,125)	W	58,626	W	(757)	W	(18,384)	W	249,584

(note a)	As the Company’s ownership in Widerthan.com decreased from 20.0% to 17.5% during the first quarter of 2004, investments in common stock of Widerthan.com were reclassified to available-for-sale securities at the end of the first quarter of 2004.

(note b)	SLD Telecom PTE Ltd. (“SLD”), an oversea subsidiary of the Company, accounted for the in-kind contribution of network equipment to CDMA Mobile Phone Center as investment securities and the reimbursement in the amount of depreciation of such network equipment in accordance with the Business Co-Operation Contract between SLD and Saigon Post and Telecommunication Service Corp., was accounted for as a decrease in the investment in CDMA Mobile Phone Center. During the six months ended June 30, 2004, SLD got such reimbursement of W15,196 million from CDMA Mobile Phone Center and decreased the investment in CDMA Mobile Phone Center by the same amount.

5. LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

	December 31, 2003		June 30, 2004
Loans to employees’ stock ownership association	W	33,788	W	26,381
Loans to employees for housing and other (3 - 4%)		8,587		9,318

	W	42,375	W	35,699

6. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and June 30, 2004 consists of the following (in millions of Korean won):

	Useful lives
	(years)	December 31, 2003		June 30, 2004
Land	—		449,377	448,949
Buildings and structures	15-30		1,081,134	1,076,110
Machinery	3-6		8,440,624	8,729,195
Vehicles	3-4		19,741	20,622
Other	3-4		794,495	766,170
Construction in progress			323,490	435,888

Acquisition cost			11,108,861	11,476,934
Less accumulated depreciation			(6,467,314)	(7,045,793)

Property and equipment, net		W	4,641,547	4,431,141

The government’s declared standard value of land owned as of December 31, 2003 and June 30, 2004 are W396,103 million and W396,632 million, respectively.

Details of change in property and equipment for the six months ended June 30, 2003 and 2004 are as follows (in millions of Korean won):

	For the six months ended June 30, 2003
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	W	439,915	W	3,391	W	(1,747)	W	1,431	W	—	W	442,990
Buildings and structures		778,832		5,389		(1,675)		39,880		(19,439)		802,987
Machinery		2,475,663		47,738		(1,375)		577,127		(571,274)		2,527,879
Vehicles		6,353		795		(95)		40		(1,534)		5,559
Other		515,722		240,213		(2,137)		(351,604)		(46,616)		355,578
Construction in progress		352,932		197,971		—		(283,773)		—		267,130

Total	W	4,569,417	W	495,497	W	(7,029)	W	(16,899)	W	(638,863)	W	4,402,123

	For the six months ended June 30, 2004
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance
Land	W	449,377	W	45	W	(2,235)	W	1,762	W	—	W	448,949
Buildings and structures		843,801		1,209		(6,542)		1,103		(20,758)		818,813
Machinery		2,670,968		22,332		(1,452)		313,178		(566,457)		2,438,569
Vehicles		4,168		3,187		(393)		(2)		(1,398)		5,562
Other		349,743		224,285		(2,556)		(242,490)		(45,622)		283,360
Construction in progress		323,490		238,527		—		(126,129)		—		435,888

Total	W	4,641,547	W	489,585	W	(13,178)	W	(52,578)	W	(634,235)	W	4,431,141

7. INTANGIBLE ASSETS

Intangible assets as of December 31, 2003 and June 30, 2004 consist of the following (in millions of Korean won).

			Accumulated		Carrying amount
	Acquisition cost		amortization at		December 31,		June 30,
	at June, 30 2004		June 30, 2004		2003		2004
Goodwill	W	2,403,739	W	(341,881)	W	2,129,980	W	2,061,858
Software development costs		228,814		(102,636)		137,810		126,178
IMT license		1,259,253		(55,827)		1,251,278		1,203,426
Other		376,062		(203,455)		155,876		172,607

	W	4,267,868	W	(703,799)	W	3,674,944	W	3,564,069

Details of changes in intangible assets for the six months ended June 30, 2003 and 2004 are as follows (in millions of Korean won):

	For the six months ended June 30, 2003
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance
Goodwill	W	2,255,868	W	—	W	—	W	(110)	W	(67,185)	W	2,188,573
Software development costs		91,337		6,351		—		26,014		(15,321)		108,381
IMT license		1,259,253		—		—		—		—		1,259,253
Other		114,777		6,598		(257)		(2,360)		(15,971)		102,787

	W	3,721,235	W	12,949	W	(257)	W	23,544	W	(98,477)	W	3,658,994

	For the six months ended June 30, 2004
	Beginning balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	W	2,129,980	W	—	W	—	W	—	W	(68,122)	W	2,061,858
Software development costs		137,810		845		—		10,148		(22,625)		126,178
IMT license		1,251,278		—		—		—		(47,852)		1,203,426
Other		155,876		11,538		(25)		29,534		(24,316)		172,607

	W	3,674,944	W	12,383	W	(25)	W	39,682	W	(162,915)	W	3,564,069

The book value as of June 30, 2004 and residual useful lives of major intangible assets are as follows (in millions of Korean won):

				Residual
	Amount		Description	useful lives
Goodwill	W	2,013,877	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	16 years
Software development costs		126,178	Software for business use	1 ~ 5 years
IMT license		1,203,426	IMT license received on December 4, 2001	(note)

(note) Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires In December 2016.

8. BONDS PAYABLE

Bonds payable as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Maturity	Annual interest	December 31,		June 30,
	year	rate (%)	2003		2004
Domestic general bonds	2004	5.0-7.0		1,120,000		900,000
”	2005	6.0		500,000		500,000
”	2006	5.0-6.0		800,000		800,000
”	2007	5.0-6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		—		300,000
Dollar denominated bonds
(US$200,078)	2004	7.75		239,653		—
(US$300,000)	2011	4.25		—		345,750
Convertible bonds (US$329,450)	2009	—		—		385,885
Bonds with stock purchase warrants (US$4,000)	2006	6M Libor-0.3		4,791		4,610

				3,664,444		4,236,245
Less discounts on bonds				(47,553)		(49,769)
Less conversion right adjustments				—		(90,553)
Add long-term accrued interest				491		25,428
Net				3,617,382		4,121,351
Less portion due within one year				(1,355,514)		(1,394,665)

Long-term portion			W	2,261,868	W	2,726,686

As of June 30, 2004, the 6M Libor is 1.94% and all of the above bonds will be paid in full at maturities.

The bonds with stock purchase warrants were issued on December 11, 2001 by Paxnet Co., Ltd., in which the Company purchased a 67.1% interest in December 2002. The stock purchase warrants are detachable and the bonds are unsecured overseas public bonds. These bonds are redeemable for cash at the option of the bondholders for 3 years after the issuance date, at 114.79% of the principal amount. The stock purchase warrants may be exercised at any time after 3 months from the issuance date and up to 1 month before the maturity date of the bonds. As of June 30, 2004, the exercise price per common share of Paxnet Co., Ltd. is W5,000. Unless either previously redeemed or exercised, the bonds will be redeemed on December 11, 2006, with a guaranteed annual interest rate of 6M Libor+4.35%.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of W235,625 per share of the Company’s common stock, subject to certain redemption right. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during predetermined period. In other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of June 30, 2004 is 1,644,978 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce its exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

9. LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars):

	Final	Annual interest	December 31,		June 30,
Lender	maturity year	rate (%)	2003		2004
Korea Development Bank	2004	3M Libor + 3.45	US$	4,478	US$	—
Woori Bank	2005	Floating rate		4,089		2,726

Total in foreign currency			US$	8,567	US$	2,726

Equivalent in Korean won				10,262		3,142
Less portion due within one year				(8,629)		(3,142)

Long-term portion			W	1,633	W	—

At June 30, 2004, the 3M Libor and Woori Bank’s floating rate are 1.61% and 2.11%, respectively.

10. FACILITY DEPOSITS

The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term facility guarantee deposits as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won, except deposit per subscriber amounts):

Service type	Deposit per subscriber		December 31, 2003		June 30, 2004
Cellular	W	200,000	W	44,197	W	37,391

The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

11. LEASES

The Company and its subsidiaries leased certain machinery and equipment under capital leases. The Company and its subsidiaries have an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense for the six months ended June 30, 2003 and 2004 were W921 million and W37 million, respectively. For the six months ended June 30, 2004, all capital leases were terminated and the Company and its subsidiaries acquired the related leased machinery free of charge.

The obligation under capital leases that was recorded as current portion of long-term debt as of December 31, 2003 was US$101 thousand (Korean won equivalent: W121 million).

The Company and its subsidiaries leased certain machinery and equipment under an operating lease and the related lease expenses for the six months ended June 30, 2003 and 2004 were W1,179 million and W261 million, respectively. This operating lease was terminated in the first half of 2004.

12. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Chinese Yuan and thousands of Australian dollars):

	Foreign currencies				Korean won equivalent
	December 31, 2003		June 30, 2004		December 31, 2003		June 30, 2004
Cash and cash equivalents	US$	24,407	US$	9,269	W	29,234	W	10,682
		¥8		¥5		—		—
	EUR	17		—		26		—
	GBP	5	GBP	1		10		3
Short-term financial instruments	US$	31,492	US$	31,702		37,721		36,537
Accounts receivable — trade	US$	8,627	US$	11,796		10,333		13,595
	SG$	743	SG$	743		522		499
Accounts receivable — other	US$	12,844	US$	4,530		15,385		5,220
		—		¥1,527		—		16
Guarantee deposits	US$	193	US$	177		232		204
		¥16,337		¥16,337		183		174

Total assets					W	93,646	W	66,930

Accounts payable — trade	US$	15,432	US$	20,489		18,485		23,614
		¥555,277		¥57,015		6,217		607
Short-term borrowings	US$	26,853	US$	20,511		32,164		23,638
		¥2,255,431		¥1,579,090		25,252		16,802
	EUR	7	EUR	54		10		75
Accounts payable — other	US$	35,759	US$	7,341		42,832		8,460
		¥20,606		¥19,012		231		202
	HK$	267	HK$	284		41		42
	CNY	140	CNY	45		20		6
	GBP	304	GBP	62		648		130
	SG$	5	SG$	6		3		4
	EUR	10	EUR	152		15		212
	AU$	1	AU$	3		1		3
	CHF	4	CHF	2		4		2
Accrued expenses	US$	71	US$	3		86		4
		¥1,300		—		15		—
	EUR	23		—		1		—
Obligation under capital leases including current portion	US$	101		—		121		—

Total liabilities					W	126,146	W	73,801

13. CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s outstanding capital stock consists entirely of common stock with a par value of W500. The number of authorized, issued and outstanding common shares as of December 31, 2003 and June 30, 2004 are as follows:

	December 31, 2003	June 30, 2004
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711
Outstanding shares, net of treasury stock	73,614,308	73,614,296

The number of authorized shares of preferred stock as of June 30, 2004 is 5,500,000 shares, none of which is outstanding as of June 30, 2004.

Significant changes in common stock and capital surplus in 2003 and the first half of 2004 are as follows (in millions of Korean won, except for share data):

	Number of
	shares issued
	(note 1)	Common stock		Capital surplus
At January 1, 2003	89,152,670	W	44,576	W	2,884,382
Excess unallocated purchase price (note a)	—		—		(230)
Retirement of treasury stock (note b)	(7,002,235)		—		—
Issuance of common stock for the merger with SK IMT (note c)	126,276		63		31,809
Gain on disposal of investments in common stock of subsidiary	—		—		58
Equity in capital surplus and capital adjustment changes of affiliates	—		—		(4,463)
At December 31, 2003	82,276,711		44,639		2,911,556
Excess unallocated purchase price (note d)	—		—		(76)
Considerations for conversion right (note e)	—		—		67,279
Equity in capital surplus and capital adjustment changes of affiliates	—		—		(5,226)

At June 30, 2003	82,276,711	W	44,639	W	2,973,533

(note a)	During the year ended December 21, 2003, the Company paid W230 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 3, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with Korean Commercial laws.

(note c)	The excess of acquired net assets over the par value of W63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to capital surplus in accordance with Korean GAAP.

(note d)	During the first half of 2004, the Company paid W76 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note e)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of W235,625 per share of the Company’s common stock on May 27, 2004 and the considerations for conversion right of W67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2(j)).

14. RETAINED EARNINGS

Retained earnings as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

	December 31, 2003		June 30, 2004
Appropriated	W	4,743,822	W	4,733,936
Unappropriated		396,089		749,667

	W	5,139,911	W	5,483,603

The details of retained earnings as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

	December 31, 2003		June 30, 2004
Legal reserve	W	22,288	W	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		221,197		477,182
Reserve for research and manpower development		559,198		776,296
Reserve for business expansion		3,908,139		3,425,138

	W	4,743,822	W	4,733,936

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b. Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gains (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c. Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

15. TREASURY STOCK

Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,958 shares for W6,108 million through 2003. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for W1,771,507 million through 2003 in order to stabilize the market price of its stock.

Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for W1,853,643 million.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was W584,646 million.

On January 6, 2003, the Company retired 4,457,635 share of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by W1,008,882 million including the tax effect of W9,373 million, in accordance with the Korean Commercial Laws.

On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for a total purchase price of W525,174 million during the period from June 30, 2003 to August 11, 2003, retired such treasury shares on August 20, 2003 and reduced unappropriated retained earnings by W537,138 million including the tax effect of W11,964 million, in accordance with Korean Commercial Laws.

On February 20, 2004, the Company additionally acquired fractional shares totaling 12 shares for W2 million which resulted from the merger with SK IMT Co., Ltd.

16. STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W424,000 per share, 43,820 shares at an exercise price of W211,000 per share and 65,730 shares at an exercise price of W267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options during the six months ended June 30, 2003 and 2004.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the six months ended June 30, 2003 and 2004, the compensation cost to be recognized for the following period after June 30, 2004 and the outstanding balance of stock option in capital adjustment as of December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

			Recognized
			compensation cost
			for the six months ended						Stock option in
	Total		June 30,				Compensation		capital adjustment
	Compensation						cost to be		December 31,		June 30,
Grant date	cost		2003		2004		recognized		2003		2004
March 17, 2000	W	1,533	W	128	W	—	W	—	W	1,533	W	1,533
March 16, 2001		237		39		13		—		224		237
March 8, 2002		3,246		541		541		721		1,984		2,525

	W	5,016	W	708	W	554	W	721	W	3,741	W	4,295

The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the six months ended June 30, 2002, 2003 and 2004 are as follows :

	For the six months ended June 30,
	2002		2003		2004
Pro forma net income (in millions of Korean won)	W	906,439	W	1,021,028	W	747,486
Pro forma net income per common share (in Korean won)	W	10,754	W	13,390	W	10,154

17. INCOME TAXES

The provision for income taxes for the six months ended June 30, 2003 and 2004 consists of the following (in millions of Korean won):

	2003		2004
Currently payable	W	421,363	W	307,024
Deferred		28,278		35,977

Recorded income taxes	W	449,641	W	343,001

The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the six months ended June 30, 2003 and 2004 (in millions of Korean won):

	2003		2004
Income before income taxes	W	1,479,540	W	1,098,349
Additions (deductions):
Allowance for bad debts		4,690		(14,700)
Loss on impairment of long-term investment securities		(52,744)		12,251
Accrued interconnection revenue		—		118,451
Accrued interest income		(3,363)		(10,127)
Foreign exchange loss		(4,225)		(2,815)
Depreciation		(4,454)		(83,496)
Equity in losses (earnings) of affiliates		(1,716)		3,125
Amortization of goodwill		64,331		64,331
Loss on impairment of tangible assets and intangible assets		7,031		—
Tax-free reserves		(62,098)		(97,882)
Net operating loss carryforwards		(815)		(2,813)
Other		41,955		38,208

Net taxable income	W	1,468,132		1,122,882

Corporate income taxes at statutory Korean corporate income tax rates of 27%		396,324		302,970
Tax credit for investments, technology and human resource development and others		(15,914)		(27,845)

Corporate income taxes payable		380,410		275,124
Resident surtax payable		38,041		27,512
Special surtax for agriculture and fishery industries and other		2,912		4,388

Total income taxes payable	W	421,363	W	307,024

The difference between income taxes computed using the statutory Korean corporate income tax rates and the recorded income taxes for the six months ended June 30, 2003 and 2004 is attributable to the following (in millions of Korean won):

	2003		2004
Income taxes at statutory income tax rate of 27%	W	399,476	W	296,554
Resident surtax payable		39,948		29,655
Tax credit for investments, technology and human resource development and others		(17,505)		(30,629)
Special surtax for agriculture and fishery industries and other		2,912		4,388
Goodwill amortization not deductible for tax purpose		19,106		19,106
Undistributed earnings (unrecognized deficit) of subsidiaries		677		8,967
Other permanent differences		(1,041)		18,148
Effect of the change in income tax rate (note a)		—		(2,849)
Increase (decrease) in valuation allowance		6,068		(339)

Recorded income taxes	W	449,641	W	343,001

Effective tax rate		30.39%		31.23%

(note a)	Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate including resident surtax will be changed from current 29.7% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of June 30, 2004 by W2,849 million.

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2003 and June 30, 2004 are as follows (in millions of Korean won):

	December 31, 2003		June 30, 2004
Allowance for doubtful accounts	W	22,039	W	18,188
Write-off of doubtful accounts		9,587		9,587
Trading securities		1		(606)
Accrued interest income		(2,026)		(4,360)
Depreciation		3,712		(17,610)
Loss on disposal of property and equipment		—		10,845
Loss on impairment of investment securities		30,757		32,821
Foreign currency translation loss		774		—
Equity in earnings of affiliates		(6,593)		(9,013)
Undistributed earnings of subsidiaries		(3,364)		(13,246)
Tax free reserve for research and manpower development		(182,518)		(209,436)
Tax free reserve for loss on disposal of treasury stock		(130,373)		(130,373)
Tax credit carryforwards		1,162		—
Net operating loss carryforwards		29,575		28,653
Other		39,693		60,416

Total deferred tax liabilities		(187,574)		(224,134)
Valuation allowance for:
Net operating loss carryforwards		(29,575)		(28,653)
Other		(8,880)		(9,463)

Net deferred tax liabilities	W	(226,029)	W	(262,250)

The net operating loss carryforwards of the Company’s certain subsidiaries as of June 30, 2004 will expire as follows (in millions of Korean won):

Year ending December 31,	Amount
2004	W	—
2005		16,269
2006		18,793
2007		25,549
2008		43,581

Total	W	104,192

18. NET INCOME PER SHARE

Net income and ordinary income per share for the six months ended June 30, 2003 and 2004 are computed as follows (in millions of won, except for share data):

	2003		2004
Net income and ordinary income	W	1,022,677	W	748,570
Weighted average number of common shares outstanding		76,255,752		73,614,299

Net income and ordinary income per share (in Korean won)	W	13,411	W	10,169

Net income and ordinary income per share for the year ended December 31, 2003 are W26,187, respectively.

The weighted average number of common shares outstanding for the six months ended June 30, 2003 and 2004 is calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the six months ended June 30, 2003:
At January 1, 2003	89,152,670	181 / 181	89,152,670
Treasury stock, at the beginning issue of	(9,310,607)	181 / 181	(9,310,607)
common stock	126,276	49/181	34,185
Treasury stock transactions	(3,909,431)	(Note 1)	(3,620,496)

Total	76,058,908		76,255,752

For the six months ended June 30, 2004:
At January 1, 2004	82,276,711	182/182	82,276,711
Treasury stock, at the beginning	(8,662,403)	182/182	(8,662,403)
Purchase of treasury stock	(12)	132/182	(9)

Total	73,614,296		73,614,299

(note 1)	The treasury stock was acquired or disposed of on several different dates for the six months ended June 30, 2003 and the weighted number of shares was calculated according to each acquisition date.

Diluted net income per share for the six months ended June 30, 2003 and 2004 is computed as follows (in millions of won, except for share data):

	2003		2004
Adjusted net income and ordinary income (note 2)	W	1,022,677	W	748,570
Adjusted weighted average number of common shares outstanding (note 2)		76,255,752		73,614,299

Diluted net income and ordinary income per share (in Korean won)	W	13,411	W	10,169

(note 2)	For the six months ended June 30, 2003 and 2004, the assumed exercise of stock options and conversion rights was not reflected in diluted earnings per share as there was no diluted effect of such stock options and convertible bonds.

The Company’s diluted ordinary income and diluted net income per share amounts for the year ended December 31, 2003 are W26,187, respectively.

19. COMMITMENTS AND CONTINGENCIES

a. The Company and its subsidiaries have credit lines with several local banks that provide for borrowings of up to W1,285,000 million. At June 30, 2004, the borrowings under these credit lines were W223,642 million at an average interest rate of approximately 3.94% and the net availability under these credit lines was W1,061,358 million.

b. At June 30, 2004, the Company and its subsidiaries have guarantee deposits restricted for their checking accounts totaling W54 million.

c. PAXNet Co., Ltd., a subsidiary of the Company, has guaranteed the repayment of borrowings for Finger Co., Ltd., which is an former affiliated company. The outstanding balance of such guarantees as of June 30, 2004 approximated W332 million.

d. On September 4, 2003 and December 15, 2003, the Company sold W549,256 million and W498,426 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of other receivables of W12,863 million and W9,936 million, respectively. Related to these asset-backed securitization transactions, the Company has obligations to repurchase receivables up to 13.27% and 13.19% for Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for 3 months or the debtors become insolvent. At June 30, 2004, the uncollected balances of accounts receivable sold to Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were W14,382 million and W101,318 million, respectively.

e. The Company’s warranty obligations under mobile network system development service contracts with Asia Pacific Broadband Wireless Communications Inc., a Taipei company, and Singapore Telecommunications Ltd., a Singapore company, have been guaranteed by Citi Corp. and Chohung Bank within the limit of US$2,040,000 and SG$117,250, respectively.

f. with Lycos Inc. to pay royalties totaling US$ 9,253,390 for two years from August 14, 2002. In accordance with this agreement, the Company paid US$ 2,313,098 and US$ 2,313,097 for the year ended December 31, 2003 and for the six months ended June 30, 2004, respectively. As the license agreement expired on August 13, 2004, SK Communications Corp. has re-newed a new license agreement with Lycos Intangible, LLC. to pay royalties totaling US$ 700,000 for two years from August 14, 2004. In accordance with this new agreement, SK Communications Corp. paid US$ 400,000 in advance on August 14, 2004 and the rest of royalties of US$ 300,000 will be paid on August 14, 2005.

g. On October 18, 2002 and November 15, 2002, GNI Enterprise Inc. filed lawsuits against SK Communications Co., Ltd., which is the Company’s subsidiaries. In the lawsuit filed on October 18, 2002, GNI Enterprise Inc. asserted that the contract for usage of Lycos brand between GNI Enterprise Inc. and SK Communications Co., Ltd. was effective. The ultimate outcome of this lawsuit cannot presently be determined. SK Communications Co., Ltd. believes that any liability that may be subject to thereunder will not be material. In addition, in the lawsuit filed on November 15, 2002, GNI Enterprise Inc. asserted that the merger of NetsGo Co., Ltd. into SK Communications Co., Ltd. was not legitimate. On January 11, 2004, this lawsuit was finished as GNI Enterprise Inc. withdrew this lawsuit.

20. INSURANCE

At June 30, 2004, certain of the Company’s and its subsidiaries’ assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars):

Asset	Risk	Book value		Coverage
Inventories and				US$	68,818
property and equipment	Fire and comprehensive liability	W	5,828,599	W	10,189,204

21. TRANSACTIONS WITH AFFILIATED COMPANIES

Significant related party transactions for the six months ended June 30, 2003 and 2004 and balances with affiliated companies as of December 31, 2003 and June 30, 2004 were as follows (in millions of Korean won):

	Six months ended June 30,
Description	2003		2004
Transactions
SK Engineering & Construction Co., Ltd.:
Construction (note 1)	W	115,172	W	101,833
Commissions paid		2,167		945
Commission income and other income		445		538
SK Networks:
Purchases of property and equipment		7,909		4,060
Commissions paid, leased line and other expenses		96,625		190,613
Sales of handsets and other income		247,074		318,438
SK Corporation:
Purchases of property and equipment		4,101		1,587
Commissions paid and other expenses		28,959		20,164
Commission income and other income		2,641		1,304

	Six months ended June 30,
Description	2003	2004
Transactions
Kyocera Corp.:
Purchase of inventory and other expenses	5,948	—
Sales of goods and other income	13,170	—
SK Life Insurance Co., Ltd.:
Commissions paid and other expenses	—	829
Commission income and other income	74	337
SK Telesys:
Purchases of property and equipment	54,925	40,884
Commissions paid and other expenses	627	527
Commission income and other income	20	238
Innoace:
Purchases of property and equipment	4,355	5,733
Commissions paid and other expenses	5,757	963
Commission income and other income	131	172
Widerthan.com:
Purchase of inventory	1,601	—
Purchases of property and equipment	8,554	263
Commissions paid and other expenses	20,471	33,937
Commission income and other income	145	38
SK C&C:
Purchase of property and equipment	31,932	53,624
Commissions paid and other expenses (note 2)	132,102	135,374
Commission income and other income	3,501	3,758
SKC:
Purchase of inventory and outsourcing commissions paid	194,300	246,347
CDMA Mobile Phone Center:
Commission income and other income	—	1,167

Description	December 31, 2003		June 30, 2004
Balances
SK Engineering & Construction Co., Ltd.:
Accounts receivable	W	92	W	99
Accounts payable		63,442		50,968
Guarantee deposits received		90		408
SK Networks:
Accounts receivable		107,782		98,178
Guarantee deposits paid		113		113
Accounts payable		63,641		63,920
Guarantee deposits received		719		719
SK Corporation:
Accounts receivable		1,571		1,431
Guarantee deposits paid (note 3)		103,720		103,720
Accounts payable		2,911		8,463
Guarantee deposits received		10,194		10,194
SK Life Insurance Co., Ltd.:
Deposits for severance indemnities		63,992		57,542
Accounts receivable		1,119		6
Guarantee deposits paid		60		60
Guarantee deposits received		338		821
SK Telesys:
Accounts receivable		50		92
Accounts payable		33,904		23,568
Innoace:
Accounts receivable		—		503
Accounts payable		25,640		11,532
Guarantee deposits received		1,069		1,069
Widerthan.com:
Accounts receivable		—		266
Accounts payable		—		7,072
SK C&C:
Accounts receivable		245		109
Accounts payable		72,715		49,309
Guarantee deposits received		346		346
SKC:
Accounts receivable		53,680		18,326
Accounts payable		93,383		72,181
CDMA Mobile Phone Center:
Accounts receivable		—		1,153

(note 1)	The Company is a party to several contracts with SK Engineering and Construction related to the construction of its new corporate headquarters in Ulchiro 2-ga, Chongro-gu, Seoul. The Company expects that construction of its new headquarters will be completed by the end of 2004. The total contract price for the demolition of existing buildings on the site and construction of the new building is W161 billion.

(note 2)	The Company and certain subsidiaries are party to an agreement with SK C&C, pursuant to which SK C&C provides them with information technology services, dated as of December 28, 1998 and amended as of November 1, 1999. This agreement will expire on December 31, 2009, but may be terminated by the Company and certain subsidiaries without cause on six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company and certain subsidiaries. The Company and certain subsidiaries also enter into agreements with SK C&C from time to time for specific information technology-related projects.

(note 3)	On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company’s head office with the lease period from December 19, 2000 to March 31, 2004. Under the lease agreement, in January 2001, the Company deposited refundable leasehold key money of W80,113 million and, as a result there will be no rent payment for the remaining lease period. On January 30, 2003, the Company prolonged the lease term to February 28, 2005 and deposited additional refundable leasehold key money of W20,027 million. In additional, in December 2003, the Company deposited additional refundable leasehold key money of W3,580 million. As a result, the refundable leasehold key money to SK Corporation as of December 31, 2003 and June 30, 2004 totaled W103,720 million, respectively.

22. DERIVATIVE INSTRUMENTS

The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000 thousand at annual fixed interest rate of 4.25% issued on April 1, 2004. As of June 30, 2004, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, a loss on valuation of derivatives amounted to W32,339 million (including foreign exchange translation loss arising from unguaranteed US dollar denominated bonds totaling W741 million) was accounted for as a capital adjustment. For the six months ended June 30, 2004, in connection with settled foreign currency forward contracts and fixed-to-fixed cross currency swap, loss on transaction of currency forward contracts of W30 million and gain on transaction of currency swap of W2,850 million, respectively, are charged/credited to current operations.

And, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450 thousand issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a loss on valuation of currency swap of W2,143 million for the six months ended June 30, 2004 is charged to current operations.

As of June 30, 2004, fair values of above derivatives totaling W33,741 million are recorded in long-term liabilities.

Details of derivative instruments as of June 30, 2004 are as follows (in thousands of foreign currencies and millions of Korean won):

Fair value
Designated
	Hedged	Face	Duration	as cash	Not
Type	item	amount	of contract	flow hedge	designated
Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated bonds	US$300,000	March 23, 2004 ~ April 1, 2011	W31,598	W	—
Fix-to-fixed cross currency swap	Unguaranteed US dollar denominated convertible bonds	US$100,000	May 28, 2004 ~ May 26, 2009	—		2,143

In the opinion of Company management, the above derivative instruments designated as cash flow hedge mature within 6 years and 9 months from June 30, 2004 at the longest; and the portion of valuation loss of currency swap which was accounted for as a capital adjustment as of June 30, 2004 and will be expected to be recorded in earnings within 12 months from June 30, 2004, amounted to 4,253 million.

23. MERGER WITH SK IMT CO., LTD.

On May 1, 2003, the Company merged with SK IMT Co., Ltd., in accordance with a resolution of the Company’s board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The shareholders of SK IMT Co., Ltd. were entitled to exercise dissenter’s right under Korean law. Shareholders holding 22,078,770 shares (or 36.8% of SK IMT Co., Ltd.’s issued and outstanding shares) exercised such right, and SK IMT Co., Ltd. repurchased the shares of these dissenting shareholders at a purchase price of W27,400 per share, totaling W604,958 million, before the completion of the merger with the Company. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company’s common stock with a par value of W500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of W5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The excess of acquired net assets over the par value of W63 million for the distribution of 126,276 shares of newly issued common stock to minority shareholders of SK IMT Co., Ltd. upon on the merger dated May 1, 2003, was recorded as an increase in capital surplus in accordance with Korean GAAP.

24. MERGER WITH CYWORLD CO., LTD.

On August 1, 2003, SK Communications Co., Ltd.., the Company’s subsidiary, merged with Cyworld Co., Ltd. in order to maximize synergy effects through enhanced management efficiency and strengthen the competitive power in the internet portal service market, in accordance with the approval of stockholders of SK Communications Co., Ltd. dated on June 16, 2003. The exchange ratio of common stock between SK Communications Co., Ltd. (par value: W500) and Cyworld Co., Ltd. (par value: W5,000) was 55.04697 to 1. Using such exchange ratio, SK Communications Corp. issued 12,770,877 shares of new common stock.

The condensed balance sheets of Cyworld Co., Ltd. as of August 1, 2003 and December 31, 2002 and condensed statements of operations for the seven months ended July 31, 2003 and the year ended December 31, 2002 are as follows (in millions of Korean won):

	Aug. 1, 2003		Dec. 31, 2002
(Condensed balance sheets)
Current assets	W	1,200	W	129
Non-current assets		615		1,175

Total assets	W	1,815	W	1,304

Current liabilities	W	1,586	W	850
Long-term liabilities		77		432

Total liabilities		1,663		1,282

Common stock		1,160		1,160
Capital surplus		4,208		4,208
Deficit		(5,216)		(5,346)

Total equity		152		22

Total liabilities and stockholders’ equity	W	1,815	W	1,304

	Period from Jan. 1,		Year ended
	2003 to Jul. 31, 2003		Dec. 31, 2002
(Condensed statements of operations)
Operating revenue	W	1,930	W	1,823
Operating expenses		(2,244)		(2,694)

Operating loss		(314)		(871)
Other income		606		37
Other expenses		(163)		(721)

Net income (loss)	W	129	W	(1,555)

The merger with Cyworld Co., Ltd. was accounted for using the purchase method of accounting, and generated a goodwill of W9,374 million as follows (in millions of Korean won):

Fair value of net assets mergered			W	152
Merger cost :
Fair value of common stock issued	W	8,429
Direct costs related to the merger (note)		1,097		9,526

Goodwill			W	9,374

(note)	The direct costs related to the merger are the liquidation income tax of W1,067 million paid for Cyworld Co., Ltd., and service fees of W30 million related to the merger.

In addition, SK Communications Co., Ltd. amortizes the goodwill using the straight-line method over five years, and goodwill amortization for the six months ended June 30, 2004 was W937 million.

25. UNCERTAINTIES

The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company and its subsidiaries may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company and its subsidiaries. Actual results may differ materially from management’s current assessment.

26. NETWORK INTERCONNECTION CHARGES

The Company’s networks interconnect with the public switched telephone networks operated by KT Corporation and Hanaro and, through their networks, with the international gateways of KT Corporation, DACOM and Onse, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable the Company’s subscribers to make and receive calls from telephones outside the Company’s networks. Under Korean law, service providers are required to permit other service providers to interconnect to their networks for purposes of offering other services. If the new service provider desires interconnection and the incumbent service provider is unable to reach an agreement within 90 days, the new service provider can appeal to the Korean Communications Commission, a government agency under the MIC.

For the six months ended June 30, 2003 and 2004, such interconnection revenues amounted to W516.0 billion and W425.4 billion, respectively, while aggregate interconnection expenses amounted to W417.1 billion and W416.9 billion, respectively.

27. SUBSEQUENT EVENT

The board of directors of the Company resolved to pay interim cash dividends of W1,000 per share totaling W73,614 million on July 23, 2004. The ex-dividend date was June 30, 2004 and the interim dividends were fully paid by August 12, 2004.

28. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Korea (“Korean GAAP”), which differ in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). The significant differences are described below. Other differences do not have a significant effect on either consolidated net income or shareholders’ equity.

a. Deferred Income Taxes (see Note 2)

Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of related assets or liability for financial reporting purposes. Under Korean GAAP, deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

In addition, U.S. GAAP does not allow recognition of deferred tax assets on the difference between the tax bases and financial statement bases of investments in subsidiaries unless it is apparent that the difference will reverse in the foreseeable future which has generally been interpreted to be one year. Such deferred tax assets totaling W27,030 million and W28,569 million as of December 31, 2003 and June 30, 2004, respectively, have been recognized for Korean GAAP purposes.

b. Deferred Charges (see Note 2)

Korean GAAP requires that bond issuance costs be deducted from proceeds of bonds and certain development costs be reclassified as intangible assets. Under U.S. GAAP, bond issuance costs are capitalized and amortized over the redemption period of the related obligation whereas research and development costs are charged to expense as incurred.

c. Leases

Through 1998, leases whose present value of minimum lease payments exceed 90% of the fair value of the leased equipment were not capitalized under Korean GAAP, but are capitalized under U.S. GAAP. Therefore, with respect to lease contracts entered into prior to January 1, 1999, certain adjustments for equipment, obligations under capital leases, interest on capital leases and depreciation are required.

d. Marketable Securities and Investment Securities (see Note 2)

Effective January 1, 2003, Korean GAAP was revised to classify investment in securities into three separate categories; trading securities, available-for-sales securities and held-to-maturity securities in a similar manner of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), “Accounting for Certain Investments in Debt and Equity Securities”, described below. The valuation method for each category is similar to SFAS No. 115; however, the accounting treatment for impairment of investment securities and recoveries under Korean GAAP differ from those under U.S. GAAP as described in Note 28(e).

Under U.S. GAAP, SFAS No. 115 requires that equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

•	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost with cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income.

Gross proceeds from the sale of such securities were W780,255 million and W324,453 million for the six months ended June 30, 2003 and 2004, respectively. Gross realized gains were W94 million and W642 million for the six months ended June 30, 2003 and 2004, respectively. Gross realized losses were W164 million and W21 million for the six months ended June 30, 2003 and 2004, respectively.

Information with respect to trading securities at December 31, 2003 and June 30, 2004 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		unrealized		unrealized		Fair
	(amortized cost)		gains		losses		Value
At December 31, 2003:
Debt securities	W	895,401	W	—	W	2,184	W	893,217

At June 30, 2004:
Debt securities	W	611,978	W	—	W	—	W	611,978

Information with respect to long-term investment securities including the current portion affected by SFAS No. 115 at December 31, 2003 and June 30, 2004 is as follows (in millions of Korean won):

			Gross		Gross
	Cost		unrealized		unrealized		Impairment		Fair
	(amortized cost)		gains		losses		losses		value
At December 31, 2003:
Equity securities	W	427,472	W	73,290	W	6,608	W	55,469	W	438,685
Debt securities		64,315		—		—		—		64,315

	W	491,787	W	73,290	W	6,608	W	55,469	W	503,000

At June 30, 2004:
Equity securities	W	466,842	W	38,247	W	—	W	71,131	W	433,958
Debt securities		65,930		—		—		—		65,930

	W	499,888	W	38,247	W	—	W	71,131	W	499,888

All of gross unrealized losses of W6,608 million at December 31, 2003 for which impairment had not been recognized, had been in a continuous unrealized loss position for less than twelve months.

e. Impairment of Investment Securities and Recoveries

Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current operations. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. Due to such differences, for U.S. GAAP purposes, losses on impairment of investment securities for the year ended December 31, 2003 and the six months ended June 30, 2004 increased by W21,716 million and W15,662 million, respectively, when compared to those under Korean GAAP.

Under Korean GAAP, the subsequent recoveries of impaired available-for-sale securities, held-to-maturity debt securities and equity securities without readily determinable fair value, result in an increase of their carrying amount up to the original acquisition cost, and the recovery gains are reported in current operations up to the previously recognized impairment loss as reversal of loss on impairment of investment securities. Under U.S. GAAP, the subsequent increase of carrying amount of the impaired and written down held-to-maturity debt securities and equity securities without readily determinable fair value is not allowed. The subsequent increase in fair value of available-for-sale securities is reported in other comprehensive income.

f. Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investments by, or distributions to, owners, including certain items not included in the current results of operations.

g. Business Combinations and Intangible Assets

Effective July 1, 2001, U.S. GAAP requires the use of the purchase method of accounting for all business combinations. Resulting goodwill and intangible assets with indefinite lives are no longer amortized; however, they will be subject to annual impairment tests. The Company believes there is no impairment of such assets at December 31, 2003 and June 30, 2004. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

Under Korean GAAP, business combinations involving other than commonly controlled entities are accounted for as either a purchase or a pooling of interests, depending on the specific circumstances. In a purchase combination, the difference between the purchase consideration and the fair value of the net assets acquired is accounted for as goodwill or as negative goodwill. Goodwill and all other intangible assets are amortized over their estimated economic lives, not to exceed 20 years.

h. Determination of Acquisition Cost of Equity Interest in Subsidiary

Under U.S. GAAP, when a parent company acquires an equity interest in a subsidiary in exchange for newly issued common stock of the parent company, the acquisition cost of the equity interest in a subsidiary is determined at the market price of the parent company’s common stock for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under Korean GAAP, the acquisition cost is determined at the closing market price of the parent company’s common stock when the common stock is actually issued. In addition, there are certain other differences in the methods of allocating cost to assets acquired.

i. Additional Equity Investment in Subsidiaries

Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets acquired, with the excess allocated to goodwill.

j. Capitalization of Foreign Exchange Losses (or Gains) and Interest Expense

Through 2002, under Korean GAAP, interest expenses and foreign exchange losses (or foreign exchange gains) incurred on debt used to finance the construction of property, plant and equipment were capitalized (or offset against property additions). Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense and foreign exchange losses to current operations. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such financing costs prospectively. Under U.S. GAAP, interest expenses incurred on debt used to finance the construction of property, plant and equipment are capitalized, while related foreign exchange losses (or gains) are charged to current operations as incurred.

Through 2002, under Korean GAAP, interest expense incurred on debt used to finance the purchase of intangible assets was capitalized until the asset was put in use. Under U.S. GAAP purpose, the Company charges such interest to current operations as incurred. Effective January 1, 2003, Korean GAAP was revised to allow a company to charge such interest expense to current operations as incurred. For Korean GAAP purposes, the Company adopted the accounting policy not to capitalize such interest expense. And this accounting change has been applied prospectively.

k. Nonrefundable Activation Fees

For U.S. GAAP purposes, effective January 1, 2000, the Company and its subsidiaries adopted the provisions of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements”. As a result of the adoption of SAB No. 101, the Company and its subsidiaries now defer nonrefundable activation revenues and costs and amortize them over the expected term of the customer relationship, which ranges from 41 months to 89 months. Previously, these revenues and costs were recognized when the activation service was performed.

Under Korean GAAP, there is no specific provision for the recognition of such activation fees and the Company and its subsidiaries recognize these revenues and costs when the activation service is performed.

l. Gain or Loss on Disposal of Subsidiary’s Stock

Under Korean GAAP, gains or losses on disposal of investments in common stock of subsidiaries are not recognized in the consolidated income statement but included in capital surplus, until such subsidiary has been excluded as a majority-owned subsidiary. Under U.S. GAAP, such gains or losses on disposal of the investments in common stock of subsidiary are recognized in the income statement at the time of disposal of such investments.

m. Employee Stock Option Compensation Plan

For Korean and U.S. GAAP purposes, the Company charges to expense the value of stock options granted. Korean GAAP permits all entities to exclude the volatility factor in estimating the value of their stock options granted prior to December 31, 2003, which results in measurement at minimum value. Under U.S. GAAP, public entities are not permitted to exclude the volatility factor in estimating the value of their stock options.

The weighted average fair value of options granted in 2000, 2001 and 2002 was W210,000 per share, W120,070 per share and W48,724 per share, respectively.

n. Loans Receivable for Stock Issued to Employee’s Investor Association

U.S. GAAP requires that notes received for capital stock be reported as a reduction of stockholder’s equity, while Korean GAAP allows for recording such receivables as an asset.

o. Discount on Leasehold Deposits

Under U.S. GAAP, when cash and other rights are exchanged for notes, notes (receivables or payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is a stated provision for interest) should be stated at their present value and the difference between the face amount and the present value should be deducted from or added to the face amount of the note as a discount or premium and amortized over the term by using effective interest method. Thus, leasehold key money deposits are stated at their present value. Under Korean GAAP, the leasehold key money deposits are stated at their face amounts.

p. Asset Securitization Transactions

Under U.S. GAAP, a transfer of financial assets in an asset securitization is accounted for as a sale only if all three of the following conditions are met;

•	The transferred asset has been isolated from the transferor and put beyond the reach of the transferor, or any consolidated affiliated of the transferor and their creditors even in the event of bankruptcy or receivership of the transferor or any consolidated affiliate.

•	The transferee is a qualifying special-purpose entity (“QSPE”) and each holder of its beneficial interests (including both debt and equity securities) has the right to pledge, or the right to exchange its interests. If the issuing vehicle is not a QSPE, then sale accounting is only permitted if the issuing vehicle itself has the right to pledge or the right to exchange the transferred assets.

•	The transferor does not effectively maintain control over the transferred assets either through;

(a)	an agreement that calls for the transferor to repurchase the transferred assets (or to buy back securities of a QSPE held by third-party investors) before their maturity or

(b)	the ability to unilaterally cause the SPE or QSPE to return specific assets; other than through a cleanup call.

In addition, under U.S. GAAP, unless a transferee is a QSPE, a transferee with nominal capital investment is generally consolidated into the transferor.

However, under Korean GAAP, when a transfer of financial assets in an asset securitization is conducted in accordance with the Korean Asset Securitization Act, such transfer is generally accounted for as a sale of financial assets and the securitization vehicle is generally not consolidated into the transferor.

q. Considerations for conversion right

Under Korean GAAP, the proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus, with corresponding conversion right adjustment being deducted from related bonds. Under U.S. GAAP, no similar allocation is made for the issuance of convertible bonds.

r. Currency Swap

Under Korean GAAP, when all critical terms of the hedging instrument and the hedged item are the same, a hedging relationship is considered to be highly effective without formally assessing hedge effectiveness. Under US GAAP, unless conditions to qualify for the shortcut method as described in SFAS No. 133, “Accounting for Derivative instruments and Hedging Activities”, as amended, are met, a formal hedge effectiveness should be assessed to qualify for a hedge accounting at inception of the hedge. The Company’s currency swap did not qualify for the shortcut method under US GAAP.

s. Presentation of Minority Interest as a Component of Shareholders’ Equity

Korean GAAP requires the classification of minority interest in equity of consolidated subsidiaries as a component of shareholders’ equity. Under U.S. GAAP, minority interest in equity of consolidated subsidiaries is presented separately from shareholders’ equity.

The following reconciles net income for the six months ended June 30, 2003 and 2004 and shareholders’ equity as of December 31, 2003 and June 30, 2004 under Korean GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above (in millions of Korean won, except per share amounts):

	Six months ended June 30,
	2003		2004
Net income based on Korean GAAP	W	1,022,677	W	748,570
Adjustments:
Deferred income tax adjustments due to difference in accounting principles		(6,455)		(1,539)
Tax effect of the reconciling items		3,022		24,716
Deferred charges		8		(60)
Capital leases		1,423		2,297
Intangible assets		(9,623)		(11,503)
Cancellation of amortization of goodwill		66,851		68,325
Capitalization of foreign exchange losses and interest expenses related to tangible assets		9,754		14,966
Capitalization of interest expenses related to purchase of intangible assets		—		2,561
Nonrefundable activation fees		(27,484)		(26,670)
Gain on disposal of subsidiary shares		58		—
Recovery of impaired investment securities		81		—
Stock option compensation plan		(1,649)		(1,085)
Loss on sale of accounts receivable and other in asset securitization		3,808		(13,443)
Loss on impairment of investment securities		(3,477)		(15,662)
Loss on valuation of currency swap		—		(32,339)
Discount on leasehold deposit		(306)		211
Considerations for conversion right		—		1,122

Net income based on U.S. GAAP	W	1,058,688	W	760,467

Weighted average number of common shares outstanding		76,255,752		73,614,299

Earnings per share based on U.S. GAAP:
Basic earnings per share	W	13,883	W	10,330

Diluted earnings per share	W	13,883	W	10,330

	December 31, 2003		June 30, 2004
Shareholders’ equity based on Korean GAAP
Adjustments:	W	6,093,847	W	6,392,517
Deferred income tax adjustments due to difference in accounting principles		(45,317)		(39,037)
Tax effect of the reconciling items		136,517		161,233
Deferred charges		60		—
Capital leases		239		2,536
Intangible assets		1,019,917		1,012,997
Capitalization of interest expense related to tangible assets		19,842		34,806
Capitalization of foreign exchange losses and interest expense related to purchase of intangible assets		(68,945)		(66,384)
Nonrefundable activation fees		(239,174)		(265,846)
Loans receivable for stock issued to employees’ investor association		(33,788)		(26,381)
Minority interest in equity of consolidated affiliates		(155,985)		(66,474)
Recovery of impaired investment securities		34		34
Cancellation of amortization of goodwill		273,598		341,924
Loss on sale of accounts receivable and other in asset securitization		14,476		1,034
Discount on leasehold deposits		(653)		(441)
Considerations for conversion right		—		(66,157)

Shareholders’ equity based on U.S. GAAP	W	7,014,668	W	7,416,361

Changes in shareholders’ equity based on U.S. GAAP for the six months ended June 30, 2003 and 2004 are as follows (in millions of Korean won):

	Six months ended June 30,
	2003		2004
Balance, beginning of the period	W	6,356,176	W	7,014,668
Net income		1,058,688		760,467
Dividends		(151,739)		(404,879)
Issuance of common stock		21,909		—
Unrealized losses on valuation of securities, net of tax		(601)		(20,615)
Equity in capital surplus, retained earnings and capital adjustments of affiliates		792		59,646
Retirement of treasury stock		(10,123)		—
Treasury stock transactions		(874,844)		(2)
Foreign-based operations’ translation adjustments		(552)		(1,970)
Stock compensation plan		2,357		1,639
Decrease in loans receivable for stock issued to employees’ investor association		5,505		7,407

Balance, ending of the period	W	6,407,568	W	7,416,361

A reconciliation of the significant balance sheet accounts except for the above listed shareholders’ equity items to the amounts determined under U.S. GAAP as of December 31, 2003 and June 30, 2004 is as follows (in millions of Korean won):

	December 31, 2003		June 30, 2004
Current assets:
As reported	W	4,069,525	W	4,215,787
U.S. GAAP adjustments:
— loans receivable for stock issued to employees investor association		—		(5,684)
— deferred tax adjustments due to difference in accounting principles		73,520		98,310
— tax effect of the reconciling items		(8,297)		6,832
— discount on leasehold deposits		5,777		4,008
— asset securitization transactions		478,298		126,173

As adjusted		4,618,823		4,445,426

Non-current assets:
As reported		9,748,692		9,589,852
U.S. GAAP adjustments:
— loans receivable for stock issued to employees’ investor association		(33,788)		(20,697)
— intangible assets		1,015,801		1,007,912
— cancellation of amortization of goodwill		273,598		341,925
— discount on leasehold deposits		(6,430)		(4,449)
— loss on sale of accounts receivable and other in asset securitization		—		(48,883)
— recovery of impaired investment securities		34		34
— nonrefundable activation fee		9,129		9,129
— capital lease		3,301		2,536
— capitalization of interest expense related to tangible assets		19,842		34,805
— capitalization of interest expenses related to purchase of intangible assets		(68,945)		(66,384)
— deferred charges		6,154		14,971

As adjusted		10,967,388		10,860,751

Total assets based on U.S. GAAP	W	15,586,211	W	15,306,177

	December 31, 2003		June 30, 2004
Current liabilities:
As reported	W	4,530,910	W	3,661,307
U.S. GAAP adjustments:
— deferred charges		31		—
— nonrefundable activation fees		68,665		76,927
— asset securitization transactions		463,822		76,257
— acquisition cost of equity interest in subsidiary		886		—

As adjusted		5,064,314		3,814,491

Long-term liabilities:
As reported		3,193,460		3,751,815
U.S. GAAP adjustments:
— deferred charges		5,844		14,670
— nonrefundable activation fees		179,638		198,046
— capital leases		3,062		—
— deferred tax adjustments due to difference in accounting principles		118,837		137,347
— tax effect of the reconciling items		(149,597)		(159,184)
— Considerations for conversion right		—		66,157

As adjusted		3,351,244		4,008,851

Total liabilities based on U.S. GAAP	W	8,415,558	W	7,823,342

Minority interests:
As reported	W	155,985	W	66,474
U.S. GAAP adjustments		—		—

Total minority interests based on U.S. GAAP	W	155,985	W	66,474

The following table reconciles cash flows from operating, investing and financing activities for the six months ended June 30, 2003 and 2004 under Korean GAAP, as reported in the consolidated financial statements to cash flows from operating, investing and financing activities for the six months ended June 30, 2003 and 2004 under U.S. GAAP (in millions of Korean won):

	2003		2004
Cash flows from operating activities based on Korean GAAP	W	730,832	W	835,550
Adjustment:
Asset securitization transactions		126,693		466,379

Cash flows from operating activities based on US GAAP	W	857,525	W	1,301,929

Cash flows from investing activities based on Korean GAAP	W	69,342	W	(392,975)
Adjustment:
Asset securitization transactions		13,042		27,464

Cash flows from investing activities based on US GAAP	W	82,384	W	(365,511)

Cash flows from financing activities based on Korean GAAP	W	(1,168,661)	W	(422,897)
Adjustment:
Asset securitization transactions		(139,735)		(478,337)

Cash flows from financing activities based on US GAAP	W	(1,308,396)	W	(901,234)

29. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a. Income Taxes

Income tax expense under U.S. GAAP for the six months ended June 30, 2003 and 2004 is as follows (in millions of Korean won):

	2003		2004
Currently payable	W	421,363	W	307,024
Deferred		31,711		12,800

	W	453,074	W	319,824

The difference between the actual income tax expense and the tax expense computed by applying the statutory Korean corporate income tax rates to income before taxes for the six months ended June 30, 2003 and 2004 is attributable to the following (in millions of Korean won):

	Six months ended June 30,
	2003		2004
Income taxes at statutory income tax rate of 27% in 2003 and 2004	W	408,176	W	315,965
Resident surtax payable		40,818		31,596
Tax credit for investments, technology and human resource development and others		(17,505)		(30,629)
Special surtax for agriculture and fishery industries		2,912		4,388
Undistributed earnings (losses) of subsidiaries		(1,931)		8,967
Effect of change in income tax rate		—		(2,880)
Other permanent differences		8,081		(8,932)
Increase in valuation allowance		12,523		1,349

Recorded income taxes	W	453,074	W	319,824

Effective tax rate		29.97%		29.42%

The tax effects of temporary differences that resulted in the deferred tax assets at December 31, 2003 and June 30, 2004 computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows (in millions of Korean won):

	December 31, 2003		June 30, 2004
Current:
Allowance for doubtful accounts	W	22,039	W	18,188
Write-off of doubtful accounts		9,587		9,587
Trading securities		1		(606)
Accrued income		(2,026)		(4,360)
Accrued expenses and other		35,622		82,333

		65,223		105,142

Non-current
Depreciation		3,935		(18,926)
Loss on disposition of property and equipment		—		10,845
Loss on impairment and valuation of investment securities (note a)		74,928		89,119
Foreign exchange losses		774		—
Equity in earnings of affiliates		(6,593)		(9,013)
Undistributed earnings of subsidiaries		(3,364)		(13,246)
Tax free reserve technology development		(182,518)		(209,436)
Tax free reserve for loss on disposal of treasury stock		(130,373)		(130,373)
Tax credit carryforwards		1,162		—
Net operating loss carryforwards		—		28,652
Deferred charges and other		46,780		11,965

		(195,269)		(240,413)

Total deferred tax liabilities	W	(130,046)	W	(135,271)

(note a)	As of December 31, 2003 and June 30, 2004, unrealized gain on valuation of investment securities was recorded as a separate component of shareholders’ equity, net of tax effect of W18,287 million and W10,468 million, respectively.

b. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2003 and June 30, 2004 for which it is practicable to estimate that value:

Cash and Cash Equivalents, Accounts Receivable (trade and other), Short-Term Loans, Accounts Payable and Short-term Borrowings

The carrying amount approximates fair value because of the short maturity of those instruments.

Trading Securities and Long-term Investment Securities

For investments in non-listed companies’ stock, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to these investments is provided in Note 3. The fair value of investments in listed companies’ stock, public bonds, and other marketable securities are estimated based on quoted market prices for those or similar investments.

Long-Term Bank Deposits

The carrying amount approximates fair value based on a review of interest rates currently available for similar deposits.

Long-Term Loans

The fair value of long-term loans is estimated by discounting the future cash flows using the current interest rate of time deposits with similar maturities.

Bonds Payable, Bonds with Stock Warrant, Long-Term Borrowings, Long-Term Payable — Other and Obligation under Capital Leases

The fair value of these liabilities is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The following summarizes the carrying amounts and fair values of financial instruments as of December 31, 2003 and June 30, 2004 (in millions of Korean won):

	December 31, 2003				June 30, 2004
	Carrying				Carrying
	amount (note a)		Fair value		amount (note a)		Fair value
Financial assets:
Cash and cash equivalents and short-term financial instruments	W	472,410	W	472,410	W	444,576	W	444,576
Trading securities		893,217		893,217		611,978		611,978
Accounts receivable (trade and other)		3,000,918		3,000,918		3,019,204		3,019,204
Short-term loans		41,933		41,933		48,900		48,900
Long-term investment securities including current portion:
Listed equity and debts		503,000		503,000		499,888		499,888
Non listed equity		385,707		N/A		377,684		N/A
Long-term bank deposits		352		352		60,354		60,354
Long-term loans		13,947		10,460		15,236		11,427

	W	5,311,484			W	5,077,820

Financial liabilities:
Accounts payable	W	1,317,162	W	1,317,162	W	995,255	W	995,255
Short-term borrowings		1,236,197		1,236,197		288,407		288,407
Bonds payable, long-term borrowings, long-term payables — other and obligation under capital leases, including current portion		4,201,717		4,283,401		4,709,742		4,779,266

	W	6,755,066			W	5,993,404

(note a) These carrying amounts represent the amounts determined under U.S. GAAP.

c. Revenue Recognition Policy

The revenues of the Company and its subsidiaries are principally derived from telecommunication service revenue and telephone sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees and costs are deferred and amortized over the expected term of the customer relationship.

The Company’s subsidiaries also sell telephones to customers and telephone sales are recognized at the time products are delivered.

d. Comprehensive Income

Comprehensive income for the six months ended June 30, 2003 and 2004 is as follows (in millions of Korean won):

	2003		2004
Net income	W	1,058,688	W	760,467

Other comprehensive income (loss):
Unrealized loss on investment securities		(601)		(20,615)
Foreign-based operations translation credit		(552)		(1,970)

Total other comprehensive loss		(1,153)		(22,585)

Comprehensive income	W	1,057,535	W	737,882

e. Goodwill and other intangible assets

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortized, however, they will be subject to periodic impairment tests as prescribed by the statement and intangible assets that do not have indefinite lives are amortized over their useful lives. The following tables present the additional disclosures required by this statement.

Goodwill

Changes in the carrying amount of goodwill under U.S. GAAP for the six months ended June 30, 2003 and 2004 are as follows (in millions of Korean won):

	Six months ended June 30,
	2003		2004
Beginning of period	W	3,400,110	W	3,400,155
Goodwill reclassifications to other intangibles assets		(16,437)		—
Goodwill acquired during the period		—		4,618
Goodwill impairment losses under SFAS No. 142		—		—

Ending of period	W	3,383,673	W	3,404,773

Other Intangible Assets

The major components and average useful lives of our other acquired intangible assets under U.S. GAAP are as follows (in millions of Korean won):

	December 31, 2003				June 30, 2004
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization
Amortized intangible assets:
IMT license (13 years)	W	1,188,547	W	(7,548)	W	1,188,547	W	(52,839)
Customer lists (4 years)		99,783		(64,088)		99,783		(76,561)
Other (5 to 20 years)		552,279		(258,802)		604,404		(305,745)

Total	W	1,840,609	W	(330,438)	W	1,892,734	W	(435,145)

Intangible asset amortization expense for the six months ended June 30, 2003 and 2004 was W44,290 million and W104,588 million, respectively. It is estimated to be W98,220 million for the six months ending December 31, 2004; and W179,118 million, W161,793 million, W148,860 million, W138,813 million and W111,086 million for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively, primarily related to the IMT license, customer lists and other.

f. Other SK Group Companies

As described in Note 1, the Company is one of the SK Group affiliated companies. In early March 2003, the Prosecutor’s Office of the Republic of Korea filed charges against several SK Group executives for alleged accounting irregularities at SK Networks Co., Ltd. (“SK Networks”, formerly SK Global Co., Ltd.), and other alleged illegal transactions among certain SK Group affiliated companies. As a result of these charges, there are several legal actions against certain SK Group affiliated companies. On March 19, 2003, SK Networks was classified as a “financially distressed company” in accordance with the Corporate Restructuring Promotion Law of the Republic of Korea. Subsequent to this classification, there has been a restructuring, including cash buy-out of certain debt at less than face value and a management change, among the creditors of SK Networks and certain of its affiliates. In addition, SK Networks retired all common shares which SK Corporation owned and, on October 27, 2003, SK Corporation purchased new common shares of SK Networks in the amount of approximately $718.5 million, which have a certain disposal restriction. As of June 384 2003 2003 and for the year then ended, the Company and its subsidiaries had certain related party balances or transactions with SK Networks as disclosed in Note 21. In addition, SK Shipping Co., Ltd., another SK group affiliated company, was alleged to have been involved in illegal transactions, which were investigated by Korean governmental agencies, and resulted in taxes, monetary penalties and other sanctions imposed in 2003. As of June 30, 2004 and for the six months then ended, the Company and its subsidiary had no significant related party balances or transactions with SK Shipping Co., Ltd. Management of the Company believes that those legal matters will not have a material adverse effect on the Company and its subsidiaries’ financial position, operating results, or liquidity.

g. Segment

The Company has one reportable segment, cellular telephone communication service and all goodwill has been allocated to this segment.

h. New Accounting Pronouncements

On January 17, 2003, the FASB issued Interpretation No.46 (“FIN 46”) — “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities have been commonly referred to as “Special purpose entities (“SPEs”).” The underlying principle behind the new Interpretation is that if a business enterprise has the majority financial interest in an entity, which is defined in the guidance as a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements with those of the business enterprise. The Interpretation also explains how to identify variable interest entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity. In December 2003, the FASB released a revision of FIN No. 46 (“FIN No. 46R”) in which the calculation of expected losses and expected residual returns have been altered to reduce the impact of decision maker and guarantor fees. In addition, FIN No. 46R changes the definition of a variable interest. Certain special purpose companies (SPC) established by the Company have been consolidated from the date of their establishment (See Note 28(p)). The Company as a foreign private issuer applied either FIN 46 or FIN 46R to variable interest entities (“VIEs”) created after January 31, 2003 and the Company fully adopted FIN 46R as of June 30, 2004. The adoption of this Interpretation did not have a significant impact on the Company’s consolidation financial position or results of operations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Dong Hyun Jang
	Name:	Dong Hyun Jang
	Title:	Vice President

Date: September 30, 2004